POLARITYTE, INC.

2019 ANNUAL REPORT

As used in this report, the terms “we”, “us”, “our”, “the Company”, and “PolarityTE” mean PolarityTE, Inc., a Delaware corporation, and our wholly owned Nevada subsidiaries (direct and indirect), PolarityTE, Inc., PolarityTE MD, Inc., Arches Research, Inc., Utah CRO Services, Inc., IBEX Preclinical Research, Inc., and IBEX Property LLC., unless otherwise indicated or required by the context.

POLARITYTE, the PolarityTE Logo, WHERE SELF REGENERATES SELF, IBEX, ARCHES, and SKINTE are all trademarks or registered trademarks of PolarityTE. Solely for convenience, the trademarks and trade names in this report may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that we will not assert, to the fullest extent under applicable law, our rights thereto.

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Forward-looking Statements

This Annual Report contains forward-looking statements. Risks and uncertainties are inherent in forward-looking statements. Furthermore, such statements may be based on assumptions that fail to materialize or prove incorrect. Consequently, our business development, operations, and results could differ materially from those expressed in forward-looking statements made in this Annual Report. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. All statements other than statements of historical facts contained in this Annual Report are forward-looking statements. In some cases, you can identify forward-looking statements by words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “would,” or the negative of these words or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

●	the initiation, timing, progress, and results of our research and development programs;
●	the timing or success of commercialization of our products;
●	the pricing and reimbursement of our products;
●	the initiation, timing, progress, and results of our preclinical and clinical studies;
●	the scope of protection we can establish and maintain for intellectual property rights covering our product candidates and technology;
●	estimates of our expenses, future revenues, and capital requirements;
●	our need for, and ability to obtain, additional financing in the future;
●	our ability to comply with regulations applicable to the manufacture, marketing, sale and distribution of our products;
●	the potential benefits of strategic collaboration agreements and our ability to enter into strategic arrangements;
●	developments relating to our competitors and industry; and
●	other risks and uncertainties, including those listed under Part I, Item 1A. Risk Factors of our Annual Report on Form 10-K for the year ended December 31, 2019.

Given the known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by our forward-looking statements, you should not place undue reliance on these forward-looking statements. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

As used in this report, the terms “we”, “us”, “our”, “the Company”, and “PolarityTE” mean PolarityTE, Inc., a Delaware corporation, and our wholly owned Nevada subsidiaries (direct and indirect), PolarityTE, Inc., PolarityTE MD, Inc., Arches Research, Inc., Utah CRO Services, Inc., IBEX Preclinical Research, Inc., and IBEX Property LLC., unless otherwise indicated or required by the context.

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OUR COMPANY

Products

PolarityTE, Inc., headquartered in Salt Lake City, Utah, is a biotechnology company developing and commercializing regenerative tissue products and biomaterials. Our regenerative SkinTE product is commercially available for the repair, reconstruction, replacement, and supplementation of skin in patients who have a need for treatment of acute or chronic wounds, burns, surgical reconstruction events, scar revision, or removal of dysfunctional skin grafts. We intend to continue to focus on the SkinTE product offering and to enhance that offering with the development of other products.

Services

We own and operate a preclinical research sciences business under the name “IBEX.” The business consists of a “good laboratory practices” (GLP) compliant preclinical research facility that is USDA registered and includes vivarium, operating rooms, preparation rooms, storage facilities, and surgical and imaging equipment. We also own and operate business under the name “Arches Research” that offers a complementary array of research services to those offered through IBEX. These services include experiment planning, histology, and in vivo and in vitro imaging, including micro-ct. Arches Research is well equipped with state of the art equipment and sophisticated research staff that provide a range of services including veterinary and preclinical services, advanced imaging, biomedical engineering and validation, and molecular biology assays.

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MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS

Our common stock is listed for trading on the Nasdaq Capital Market under the symbol “PTE.”

At February 29, 2020, there were approximately 111 holders of record of our common stock.

The following table provides information on our compensation plans at December 31, 2019 under which equity securities are authorized for issuance.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants, and rights	(b) Weighted- average exercise price of outstanding options, warrants and rights		(c) Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	4,374,988		$15.45	5,353,257
Equity compensation plans not approved by security holders (1)	155,000		$10.13	-0-
Total	4,529,988	$		5,353,257

(1) These plans are individual grants of stock options to one consultant and four employees in connection with their engagement or employment by us. Each stock option vests in 24 monthly installments subject to continued engagement or employment. The grant date, number of shares, and exercise price for each stock option granted are as follows:

Grant Date	No. of Shares	Exercise Price
02/28/2017	50,000	$4.72
03/10/2017	10,000	$6.57
04/05/2017	75,000	$13.12
04/10/2017	10,000	$14.25
04/10/2017	10,000	$14.25

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following information should be read in conjunction with the consolidated financial statements and related notes thereto included in this Annual Report.

In addition to historical information, this report contains forward-looking statements that involve risks and uncertainties that may cause our actual results to differ materially from plans and results discussed in forward-looking statements. We encourage you to review the risks and uncertainties discussed in Part I, Item 1A. Risk Factors of our Annual Report on Form 10-K for the year ended December 31, 2019. The risks and uncertainties can cause actual results to differ significantly from those in our forward-looking statements or implied in historical results and trends. We caution readers not to place undue reliance on any forward-looking statements made by us, which speak only as of the date they are made. We disclaim any obligation, except as specifically required by law and the rules of the Securities and Exchange Commission (“SEC”), to publicly update or revise any such statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Overview

On January 11, 2019, the Board of Directors (the “Board”) approved an amendment to the Restated Bylaws of the Company changing the Company’s fiscal year end from October 31 to December 31. We made this change to align our fiscal year end with other companies within our industry. Information contained in this section covers the reporting periods for the year ended December 31, 2019, the two-month period ended December 31, 2018, and the fiscal year ended October 31, 2018.

We are a commercial-stage biotechnology and regenerative biomaterials company focused on transforming the lives of patients by discovering, designing and developing a range of regenerative tissue products and biomaterials for the fields of medicine, biomedical engineering and material sciences. We operate two segments: the regenerative medicine business segment and the contract research segment.

Segment Reporting

The regenerative medicine business segment over the last year has advanced the commercialization of SkinTE, our first commercial product, by expanding the sales team, pursuing clinical studies of SkinTE, and working on the development of Skin TE Cryo, SkinTE POC, and PTE 11000. The commercial launch of SkinTE in 2018 included the build out of commercial, manufacturing, and corporate structure to support SkinTE manufacturing and distribution. This includes equipment, personnel, systems, and leased properties.

In May 2018 we acquired assets of a preclinical research and veterinary sciences business and related real estate, which we now operate through our subsidiary, Ibex Preclinical Research, Inc. The aggregate purchase price was $3.8 million, of which $2.3 million was paid at closing and the balance satisfied by a promissory note payable to the seller with an initial fair value of $1.2 million and contingent consideration with an initial fair value of approximately $0.3 million. As a result, we have significant research facilities and a well-educated and skilled team of scientists and researchers that comprise the contract research segment of our business. We offer research services to unrelated third parties on a contract basis through our subsidiary, Arches Research. We also use these facilities to advance our own research and development projects. Contract research services help us defray the costs of maintaining a research facility.

Revenue Recognition

In the regenerative medicine products segment, we record product revenues primarily from the sale of its regenerative tissue products. We sell our products to healthcare providers, primarily through direct sales representatives. Product revenues consist of a single performance obligation that we satisfy at a point in time. In general, we recognize product revenue upon delivery to the customer. In the contract services segment, we earn service revenues from the provision of contract research services, which includes delivery of preclinical studies and other research services to unrelated third parties. Service revenues generally consist of a single performance obligation that we satisfy over time using an input method based on costs incurred to date relative to the total costs expected to be required to satisfy the performance obligation.

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Research and Development Expenses

Research and development expenses primarily represent employee related costs, including stock compensation for research and development executives and staff, lab and office expenses, clinical trial costs, and other overhead charges.

General and Administrative Expenses

General and administrative expenses primarily represent employee related costs, including stock compensation, for corporate executive and support staff, general office expenses, professional fees and various other overhead charges. Professional fees, including legal and accounting expenses, typically represent one of the largest components of our general and administrative expenses. These fees are partially attributable to our required activities as a publicly traded company, such as SEC filings, and corporate- and business-development initiatives.

Sales and Marketing Expenses

Sales and marketing expenses primarily represent employee related costs, including stock compensation for sales and marketing executives and staff, marketing and advertising expenses, trade shows and other promotional costs, and other related charges.

Income Taxes

Income taxes consist of our provisions for income taxes, as affected by our net operating loss carryforwards. Future utilization of our net operating loss, or NOL, carryforwards may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code. The annual limitation may result in the expiration of NOL carryforwards before utilization. Due to our history of losses, a valuation allowance sufficient to fully offset our NOL and other deferred tax assets has been established under current accounting pronouncements, and this valuation allowance will be maintained unless sufficient positive evidence develops to support its reversal.

Leases

On January 1, 2019 the Company adopted ASU 2016-02, Leases (ASC 842) and related amendments, which require lease assets and liabilities to be recorded on the balance sheet for leases with terms greater than twelve months. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. The standard was adopted using the modified retrospective transition approach by applying the new standard to all leases existing at the date of the initial application and not restating comparative periods. The most significant impact was the recognition of ROU assets and lease liabilities for operating leases, while our accounting for finance leases remained substantially unchanged. See Note 2 – Summary of Significant Accounting Policies and Note 8 – Leases in the notes to the consolidated financial statements included in this Annual Report for additional information regarding the adoption.

Results of Operations

Comparison of the year ended December 31, 2019 compared to the year ended December 31, 2018.

We changed our fiscal year end from October 31 to December 31 effective December 31, 2018. Accordingly, the following presentation and discussion of the results of operations for the year ended December 31, 2019, which has been audited, will be compared to the unaudited results of operations for the year end December 31, 2018 to allow comparable year-over-year analysis and discussion of results of operation.

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	For the Year Ended		Increase (Decrease)
	December 31,	December 31,
(in thousands)	2019	2018	Amount	%
		(Unaudited)
Net revenues
Products	$2,353	$886	$1,467	166%
Services	3,299	1,337	1,962	147%
Total net revenues	5,652	2,223	3,429	154%
Cost of sales
Products	1,365	693	672	97%
Services	1,114	689	425	62%
Total cost of sales	2,479	1,382	1,097	79%
Gross profit	3,173	841	2,332	277%

Operating costs and expenses
Research and development	16,397	17,904	(1,507)	(8)%
General and administrative	63,189	52,912	10,277	19%
Sales and marketing	16,980	5,090	11,890	234%
Total operating costs and expenses	96,566	75,906	20,660	27%
Operating loss	(93,393)	(75,065)	(18,328)	24%
Other income (expense)
Interest income, net	151	457	(306)	*
Other income, net	749	32	717	*
Change in fair value of derivative	-	1,850	(1,850)	*
Loss on extinguishment of warrant liability	-	(520)	520	*
Net loss before income taxes	(92,493)	(73,246)	(19,247)	26%
Benefit for income taxes	-	302	(302)	*
Net loss	$(92,493)	$(72,944)	$(19,549)	27%

*Not meaningful

Net Revenues

During the year ended December 31, 2019, we recorded net revenues of $5.65 million, which represents an increase of $3.43 million from the $2.22 million of net revenues recorded during the year ended December 31, 2018. The $3.43 million year-over-year increase in net revenues was due primarily to increased revenues in both our regenerative medicine products and contract services operating segments.

Net revenues from regenerative medicine products increased by 166% from $0.89 million in 2018 to $2.35 million for the year ended December 31, 2019. The increase is attributable primarily to the fact we started our effort to gain meaningful market penetration for SkinTE in the fourth calendar quarter of 2018, and we were pursuing and expanding the marketing effort throughout 2019.

Net revenues from contract services increased by 147% from $1.34 million in 2018 to $3.30 million for the year ended December 31, 2019. The increase is attributable primarily to organic growth arising from what we believe is a growing recognition of the research capabilities of our contract services group within the biotechnology industry.

Gross Profit

Gross profit increased by a higher percentage than net revenues period over period from $0.84 million in 2018 to $3.17 million for 2019, or an increase in gross profit of 277%. We believe this is a result of built-in production capacity for both our goods and services that allows us to sell more of each at a lower incremental cost. While net revenues from regenerative medicine products increased by 166% year over year, cost of sales increased only 97%. Similarly, net contract services increased by 147% year over year and cost of sales increased only 62%.

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Research and Development

During the year ended December 31, 2019, we recorded research and development expenses totaling approximately $16.40 million, which represents a decrease of $1.51 million, or 8%, from $17.90 million of research and development expenses in 2018. There was a reduction in staff in research and development that reduced compensation and benefits costs by $2.51 million, and this reduction was partially offset by an increase in clinical trial costs of $0.96 million.

General and Administrative Expenses

For the year ended December 31, 2019, general and administrative expenses totaled $63.19 million, which represents an increase of $10.28 million as compared to $52.91 million of general and administrative expenses incurred during the year ended December 31, 2018. Compensation and benefit costs increased $4.05 million, which was primarily due to an increase in employees added to support our SkinTE commercialization effort and a one-time severance expense of $3.76 million recognized under the separation agreement with our former chief executive officer. Asset disposals increased by $0.93 million. Legal fees increased by $2.48 million due to the costs of responding to SEC subpoenas and resolving the employment situation with our former chief executive officer, so we expect that much of this added legal expense in 2019 will not recur in 2020. Depreciation expense increased by $1.18 million as a result of significant equipment purchases in 2018.

Sales and Marketing

For the year ended December 31, 2019, sales and marketing expenses totaled $16.98 million, which represents an increase of $11.89 million as compared to $5.09 million of sales and marketing expenses incurred during the year ended December 31, 2018. The increase is attributable primarily to the fact that we started our effort to gain meaningful market penetration for SkinTE in the fourth calendar quarter of 2018, and we were pursuing and expanding the marketing effort throughout 2019. As a result, we added approximately $6.09 million of compensation and benefit cost to our selling and marketing expense in 2019 for our sales team. Costs related to our marketing efforts for travel, recruiting, and training increased by $1.43 million for 2019 compared to 2018. Also, in 2019 external marketing costs, including trade shows, consulting fees, and promotional costs increased $4.27 million in 2019 compared to 2018. We plan to continue expanding our sales effort, so we expect selling and marketing expense will increase in future periods.

Comparison of the two- month period ended December 31, 2018 compared to the two-month period ended December 31, 2017 (unaudited).

Net Revenues

For the two-month period ended December 31, 2018, total net revenues were $0.7 million including net revenues from products sales of $0.2 million from the sale of the Company’s core product SkinTE in the regenerative medicine business segment. Regenerative medicine revenues for the two-month period ended December 31, 2017 were immaterial. Net revenues from services were $0.5 million from the contract research segment operations driven primarily by the IBEX preclinical research business, which was acquired in the 2018 fiscal year.

Cost of Sales

For the two-month period ended December 31, 2018, cost of sales was approximately $0.4 million and approximately 57% of net revenues. Products cost of sales were $0.2 million or 92% of products sales due to fixed overhead costs. Services cost of sales were $0.2 million or 40% of service sales. Regenerative medicine cost of sales for the two-month period ended December 31, 2017 were immaterial.

Research and Development Expenses

Research and development expenses decreased $1.5 million, or 30%, in the two-month period ended December 31, 2018, compared to the two-month period ended December 31, 2017. The decrease is primarily driven by a shift in mix between commercial and operational infrastructure build out in the current period, as well as research and development costs in the prior period.

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General and Administrative Expenses

General and administrative expenses increased $4.7 million, or 58%, in the two-month period ended December 31, 2018 compared to the two-month period ended December 31, 2017. The Company expanded its infrastructure to support the commercial launch of SkinTE. The resulting increase in expenses is driven primarily by employee-related costs, including stock-based compensation, salaries, and benefits, and increased outside services expense, including legal and accounting fees and consulting expenses.

Sales and Marketing Expenses

For the two-month period ended December 31, 2018, sales and marketing expenses were $2.7 million. This represents sales personnel and marketing costs primarily driven by the initial regional release of SkinTE. There were no sales personnel and marketing costs during the two-month period ended December 31, 2017.

Other (Expenses) Income

For the two-month period ended December 31, 2018, other (expenses) income decreased $1.9 million or 95% compared to the two-month period ended December 31, 2017. This resulting decrease was primarily driven by a change in the fair value of derivatives of $2.0 million recorded in the two months ended December 31, 2017. There were no warrants outstanding for the two-month period ended December 31, 2018.

Net Loss

Net loss for the two-month period ended December 31, 2018 was approximately $18.4 million compared to a net loss of approximately $11.0 million for the two-month period ended December 31, 2017, primarily reflecting the increase in sales and operating expenses driven by expanding operations discussed above.

Liquidity and Capital Resources

As of December 31, 2019, our cash and cash equivalents and short-term investments totaled $29.24 million and our working capital was approximately $22.43 million, compared to cash and cash equivalents and short-term investments of $61.84 million and working capital of $56.79 million at December 31, 2018. Our accumulated deficit at December 31, 2019, was approximately $435.36 million.

On February 14, 2020, we completed an underwritten offering of 10,638,298 shares of our common stock and warrants to purchase 10,638,298 shares of common stock. Each common share and warrant were sold together for a combined purchase price of $2.35. The exercise price of each warrant is $2.80 per share, were exercisable immediately, and will expire February 12, 2027. The net proceeds to the Company from the offering are estimated to be approximately $22.7 million, after estimated offering expenses payable by us.

We are party to an Equity Purchase Agreement dated as of December 5, 2019 (the “Purchase Agreement”), with Keystone Capital Partners, LLC (“Keystone”), pursuant to which Keystone has agreed to purchase from us up to $25.0 million of shares of our common stock, subject to certain limitations including a minimum purchase price of $2.00 per share, at our direction from time to time during the 36-month term of the Purchase Agreement. Concurrently, we entered into a Registration Rights Agreement with Keystone, pursuant to which we agreed to register the sales of our common stock pursuant to the Purchase Agreement under our existing shelf registration statement on Form S-3 or a new registration statement. During the period from the date of Purchase Agreement to the date of this filing, we have sold 270,502 shares of our common stock under the Purchase Agreement generating total gross proceeds of $725,000 and have up to $24,275,000 available for future sale under the Purchase Agreement. In connection with the underwritten offering described in the preceding paragraph, we agreed not to sell any additional shares under the Purchase Agreement for a period of 90 days after the closing date of the offering.

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Based upon the current status of our product development and commercialization plans, we believe that our existing cash and cash equivalents, with planned operating cost reductions, will be adequate to satisfy our capital and operating needs for at least the next 12 months from the date of filing. This conclusion is based on our current capital resources, plans for commercialization of SkinTE, and plans for implementing operating cost reductions. We believe we may need additional financing to continue clinical deployment and commercialization of SkinTE and development of our other product candidates. We will continue to pursue fundraising opportunities when available, however, such financing may not be available on terms favorable to us, if at all. If adequate funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our product development programs, or effectuate substantial cost reductions in our commercial operations, or be unable to continue operations over a longer term. We plan to meet our future capital requirements primarily through issuances of equity securities, debt financing, revenue from product sales, or strategic partnership arrangements. Failure to generate revenue or raise additional capital would adversely affect our ability to achieve our intended business objectives.

Our actual capital requirements will depend on many factors, including among other things: our ability to scale the manufacturing for and to commercialize successfully SkinTE; the progress and success of clinical evaluation and acceptance of SkinTE; our ability to develop our other product candidates; and the costs and timing of obtaining any required regulatory registrations or approvals. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. The foregoing factors, along with the other factors described in the section, Item 1A, “Risk Factors” in Part I of this Report on Form 10-K will impact our future capital requirements and the adequacy of our available funds. If we are required to raise additional funds, any additional equity financing may be highly dilutive, or otherwise disadvantageous, to existing stockholders, and debt financing, if available, may involve restrictive covenants. If we elect to pursue collaborative arrangements, the terms of such arrangements may require us to relinquish rights to certain of our technologies, products or marketing territories. Our failure to raise capital when needed, and on acceptable terms, would require us to reduce our operating expenses and would limit our ability to respond to competitive pressures or unanticipated requirements to develop our product candidates and to continue operations, any of which would have a material adverse effect on our business, financial condition and results of operation.

The following table sets forth the primary sources and uses of cash for each period indicated:

	Year ended	Two months ended	Year ended
(in thousands)	December 31, 2019	December 31, 2018	October 31, 2018
Net cash provided by (used in)
Operating activities	$(56,648)	$(7,999)	$(28,546)
Investing activities	(15,617)	(7,021)	(11,419)
Financing activities	26,810	(268)	93,259
Net (decrease)/increase in cash and cash equivalents	$(45,455)	$(15,288)	$53,294

Cash used in operating activities

During the year ended December 31, 2019, net cash used in operating activities was $56.65 million, which was due to a net loss of $92.49 million mostly offset by the non-cash expenses of $31.40 million for stock compensation expense and $2.99 million for depreciation and amortization.

During the two-month period ended December 31, 2018, net cash used in operating activities was $8.00 million, which was due to a net loss of $18.42 million mostly offset by the non-cash expenses of $8.95 million for stock compensation expense and net cash changes in operating assets and liabilities of $1.0 million.

During the year ended October 31, 2018, net cash used in operating activities was $28.55 million, which was due to a net loss of $65.44 million mostly offset by the non-cash expenses of $38.82 million for stock compensation expense and $1.39 million for depreciation and amortization, and increased by a change in fair value of derivatives in the amount of $3.81 million.

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Cash used in investing activities

During the year ended December 31, 2019, net cash used in investing activities was $15.62 million, which was due primarily to investments in available for sale securities offset by proceeds from the maturities and sales of such securities.

During the two-month period ended December 31, 2018, net cash used in investing activities was $7.02 million, which was due primarily to investments in available for sale securities offset by proceeds from the maturities of such securities.

During the year ended October 31, 2018, net cash used in investing activities was $11.42 million, which was due to the acquisition of IBEX and the purchase of other property and equipment.

Cash (used in) provided by financing activities

During the year ended December 31, 2019, net cash provided by financing activities was $26.81 million primarily from net proceeds received from sale of common stock.

During the two-month period ended December 31, 2018, net cash used in financing activities was $0.27 million, which was due to principal payments on term note payable and financing arrangements. There were no equity financing transactions during the period.

During the year ended October 31, 2018, net cash provided by financing activities was $93.26 million primarily from net proceeds received from sale of common stock.

Critical Accounting Policies and Estimates

For a description of our significant accounting policies, see note 2 to our consolidated financial statements.

Our discussion and analysis of the financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities or the disclosure of gain or loss contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Among the more significant estimates included in these financial statements is the extent of progress toward completion of contracts, stock-based compensation, the valuation allowances for deferred tax benefits, and the valuation of tangible and intangible assets included in acquisitions. Actual results could differ from those estimates.

Revenue Recognition

Revenue was recognized under ASC 605 for the year ended October 31, 2018. Under ASC 605, regenerative medicine revenue is recognized upon the shipment of products or the performance of services when each of the following four criteria is met: (i) persuasive evidence of an arrangement exists; (ii) products are delivered or services are performed; (iii) the sales price is fixed or determinable; and (iv) collectability is reasonably assured. In the contract services segment, revenue is recognized on the proportional performance method over the term of the service contract, which requires the Company to make reasonable estimates of the extent of progress toward completion of the contract. Under this method, revenue is recognized according to the percentage of cost completed for the contract. As a result, unbilled receivables and deferred revenue are recognized based on payment timing and work completed.

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Revenue was recognized under ASC 606 for the year ended December 31, 2019 and the two months ended December 31, 2018. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

In the regenerative medicine products segment, the Company records product revenues primarily from the sale of its regenerative tissue products. The Company sells its products to healthcare providers, primarily through direct sales representatives. Product revenues consist of a single performance obligation that the Company satisfies at a point in time. In general, the Company recognizes product revenue upon delivery to the customer.

In the contract services segment, the Company records service revenues from the sale of its contract research services, which includes delivery of preclinical studies and other research services to unrelated third parties. Service revenues generally consist of a single performance obligation that the Company satisfies over time using an input method based on costs incurred to date relative to the total costs expected to be required to satisfy the performance obligation. The Company believes that this method provides a faithful depiction of the transfer of services over the term of the performance obligation based on the remaining services needed to satisfy the obligation. This requires the Company to make reasonable estimates of the extent of progress toward completion of the contract. As a result, unbilled receivables and deferred revenue are recognized based on payment timing and work completed. Generally, a portion of the payment is due upfront and the remainder upon completion of the contract, with most contracts completing in less than a year. As of December 31, 2019 and 2018, the Company had unbilled receivables of $0.1 million and $0.2 million, respectively, and deferred revenue of $0.1 million and $0.2 million, respectively. The unbilled receivables balance is included in consolidated accounts receivable. Revenue of $0.2 million was recognized during the year ended December 31, 2019 that was included in the deferred revenue balance as of December 31, 2018.

Costs to obtain the contract are incurred for product revenue as they are shipped and are expensed as incurred.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company evaluates the potential for realization of deferred tax assets at each quarterly balance sheet date and records a valuation allowance for assets for which realization is not more likely than not.

Stock Based Compensation

The Company measures all stock-based compensation using a fair value method and records such expense in research and development, general and administrative, and sales and marketing expenses. Compensation Expense for stock options with graded vesting is recognized over the service period for each separately vesting tranche of the award as though the award were in substance, multiple awards.

The fair value for options issued is estimated at the date of grant using a Black-Scholes option-pricing model. The risk-free rate is derived from the U.S. Treasury yield curve in effect at the time of the grant. The volatility factor is determined based on the Company’s historical stock prices. Forfeitures are recognized as they occur.

The fair value of restricted stock grants is measured based on the fair market value of the Company’s common stock on the date of grant and amortized over the vesting period of, generally, six months to three years.

10

Leases

The Company determines if an arrangement is a lease at inception. Right-of-use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Finance leases are reported in the consolidated balance sheet in property and equipment and other current and long-term liabilities. The short-term portion of operating lease obligations are included in other current liabilities. The classification of the Company’s leases as operating or finance leases along with the initial measurement and recognition of the associated ROU assets and lease liabilities is performed at the lease commencement date. The measurement of lease liabilities is based on the present value of future lease payments over the lease term. As the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of future lease payments. The ROU asset is based on the measurement of the lease liability and also includes any lease payments made prior to or on lease commencement and excludes lease incentives and initial direct costs incurred, as applicable. The lease terms may include options to extend or terminate the lease when it is reasonably certain the Company will exercise any such options. Rent expense for the Company’s operating leases is recognized on a straight-line basis over the lease term. Amortization expense for the ROU asset associated with its finance leases is recognized on a straight-line basis over the term of the lease and interest expense associated with its finance leases is recognized on the balance of the lease liability using the effective interest method based on the estimated incremental borrowing rate.

The Company has lease agreements with lease and non-lease components. As allowed under ASC 842, the Company has elected not to separate lease and non-lease components for any leases involving real estate and office equipment classes of assets and, as a result, accounts for the lease and nonlease components as a single lease component. The Company has also elected not to apply the recognition requirement of ASC 842 to leases with a term of 12 months or less for all classes of assets.

Accruals for Research and Development Expenses and Clinical Trials

As part of the process of preparing its financial statements, the Company is required to estimate its expenses resulting from its obligations under contracts with vendors, clinical research organizations and consultants and under clinical site agreements in connection with conducting clinical trials. The financial terms of these contracts are subject to negotiations, which vary from contract to contract and may result in payment terms that do not match the periods over which materials or services are provided under such contracts. The Company’s objective is to reflect the appropriate expenses in its financial statements by matching those expenses with the period in which services are performed and efforts are expended. The Company accounts for these expenses according to the timing of various aspects of the expenses. The Company determines accrual estimates by taking into account discussion with applicable personnel and outside service providers as to the progress of clinical trials, or the services completed. During the course of a clinical trial, the Company adjusts its clinical expense recognition if actual results differ from its estimates. The Company makes estimates of its accrued expenses as of each balance sheet date based on the facts and circumstances known to it at that time. The Company’s clinical trial accruals are dependent upon the timely and accurate reporting of contract research organizations and other third-party vendors. Although the Company does not expect its estimates to be materially different from amounts actually incurred, its understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in it reporting amounts that are too high or too low for any particular period.

Impairment of Long-Lived Assets.

The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets. If an impairment review is performed to evaluate a long-lived asset for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset to its carrying value. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset are less than its carrying amount. The impairment loss would be based on the excess of the carrying value of the impaired asset over its fair value, determined based on discounted cash flows. There were no impairments of long-lived assets for any of the periods presented.

11

POLARITYTE, INC. AND SUBSIDIARIES

Consolidated Financial Statements

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets as of December 31, 2019 and 2018	F-2
Consolidated Statements of Operations for the Year Ended December 31, 2019, the Two Months Ended December 31, 2018 and the Year Ended October 31, 2018	F-3
Consolidated Statements of Comprehensive Loss for the Year Ended December 31, 2019, the Two Months Ended December 31, 2018 and the Year Ended October 31, 2018	F-4
Consolidated Statements of Stockholders’ Equity for the Year ended December 31, 2019, the Two Months Ended December 31, 2018 and the Year Ended October 31, 2018	F-5
Consolidated Statements of Cash Flows for the Year Ended December 31, 2019, the Two Months Ended December 31, 2018 and the Year Ended October 31, 2018	F-6
Notes to Consolidated Financial Statements	F-7

12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

PolarityTE, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of PolarityTE, Inc. and Subsidiaries (the “Company”) as of December 31, 2019 and 2018 and the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for the year ended December 31, 2019, the transition period from November 1, 2018 through December 31, 2018, and the year ended October 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2019 and 2018, and the consolidated results of their operations and their cash flows for the year ended December 31, 2018, the transition period from November 1, 2018 through December 31, 2018, and the year ended October 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated March 12, 2020 expressed an adverse opinion.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for leases in 2019 due to the adoption of ASU 2016-02 - Leases.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ EisnerAmper LLP

We have served as the Company’s auditor since 2010. Partners of Amper, Politziner & Mattia LLP joined EisnerAmper LLP in 2010. Amper, Politziner & Mattia LLP had served as the Company’s auditor since 2009.

EISNERAMPER LLP

Iselin, New Jersey

March 12, 2020

F-1

POLARITYTE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	December 31, 2019	December 31, 2018

ASSETS
Current assets
Cash and cash equivalents	$10,218	$55,673
Short-term investments	19,022	6,162
Accounts receivable, net	1,731	712
Inventory	252	336
Prepaid expenses and other current assets	1,264	1,432
Total current assets	32,487	64,315
Property and equipment, net	14,911	13,736
Operating lease right-of-use assets	4,590	–
Intangible assets, net	731	924
Goodwill	278	278
Other assets	602	913
TOTAL ASSETS	$53,599	$80,166

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$7,095	$6,508
Other current liabilities	2,338	316
Current portion of long-term note payable	528	529
Deferred revenue	98	170
Total current liabilities	10,059	7,523
Long-term note payable, net	–	479
Operating lease liabilities	2,994	–
Other long-term liabilities	1,630	131
Total liabilities	14,683	8,133

Commitments and Contingencies (Note 17)

STOCKHOLDERS’ EQUITY
Preferred stock – 25,000,000 shares authorized, 0 shares issued and outstanding at December 31, 2019 and 2018	–	–
Common stock - $.001 par value; 250,000,000 shares authorized; 27,374,653 and 21,447,088 shares issued and outstanding at December 31, 2019 and 2018	27	21
Additional paid-in capital	474,174	414,840
Accumulated other comprehensive income	72	36
Accumulated deficit	(435,357)	(342,864)
Total stockholders’ equity	38,916	72,033
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$53,599	$80,166

The accompanying notes are an integral part of these consolidated financial statements

F-2

POLARITYTE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	For the Year Ended	For the Two Months Ended	For the Year Ended
	December 31, 2019	December 31, 2018	October 31, 2018
Net revenues
Products	$2,353	$210	$689
Services	3,299	463	874
Total net revenues	5,652	673	1,563
Cost of sales
Products	1,365	194	500
Services	1,114	187	502
Total costs of sales	2,479	381	1,002
Gross profit	3,173	292	561
Operating costs and expenses
Research and development	16,397	3,458	19,376
General and administrative	63,189	12,639	48,252
Sales and marketing	16,980	2,725	2,365
Total operating costs and expenses	96,566	18,822	69,993
Operating loss	(93,393)	(18,530)	(69,432)

Other income (expense)
Interest income, net	151	80	395
Other income, net	749	32	–
Change in fair value of derivatives	–	–	3,814
Loss on extinguishment of warrant liability	–	–	(520)
Loss before income taxes	(92,493)	(18,418)	(65,743)
Benefit for income taxes	–	–	302
Net loss	(92,493)	(18,418)	(65,441)
Deemed dividend – accretion of discount on Series F preferred stock	–	–	(1,290)
Deemed dividend – exchange of Series F preferred stock	–	–	(7,057)
Cumulative dividends on Series F preferred stock	–	–	(373)
Net loss attributable to common stockholders	$(92,493)	$(18,418)	$(74,161)

Net loss per share, basic and diluted:
Net loss	(3.70)	(0.86)	(4.29)
Deemed dividend – accretion of discount on Series F preferred stock	–	–	(0.09)
Deemed dividend – exchange of Series F preferred stock	–	–	(0.46)
Cumulative dividends on Series F preferred stock	–	–	(0.02)
Net loss per share attributable to common stockholders	$(3.70)	$(0.86)	$(4.86)
Weighted average shares outstanding, basic and diluted	24,966,355	21,343,446	15,259,731

The accompanying notes are an integral part of these consolidated financial statements

F-3

POLARITYTE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)

	For the Year Ended	For the Two Months Ended	For the Year Ended
	December 31, 2019	December 31, 2018	October 31, 2018
Net loss	$(92,493)	$(18,418)	$(65,441)
Other comprehensive income:
Unrealized gain on available-for-sale securities	493	36	–
Reclassification of realized gain included in net loss	(457)	–	–
Comprehensive loss	$(92,457)	$(18,382)	$(65,441)

The accompanying notes are an integral part of these consolidated financial statements

F-4

POLARITYTE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except share and per share amounts)

	Preferred Stock		Common Stock		Additional Paid-in	Accumulated Other Comprehensive	Accumulated	Total Stockholders’
	Number	Amount	Number	Amount	Capital	Income	Deficit	Equity
Balance - October 31, 2017	3,230,655	$109,995	6,515,524	$7	$149,173	$–	$(259,005)	$170
Issuance of common stock in connection with:
Conversion of Series A preferred stock to common stock	(3,146,671)	(769)	713,036	1	768	–	–	–
Conversion of Series B preferred stock to common stock	(47,689)	(4,020)	794,820	1	4,019	–	–	–
Conversion of Series C preferred stock to common stock	(2,578)	(201)	59,950	–	201	–	–	–
Conversion of Series D preferred stock to common stock	(26,667)	(312)	44,445	–	312	–	–	–
Conversion of Series E preferred stock to common stock	(7,050)	(104,693)	7,050,000	7	104,686	–	–	–
Exchange of Series F preferred stock and dividends to common stock	–	–	1,003,393	1	13,060	–	–	13,061
Extinguishment of warrant liability			151,871		3,045			3,045
Stock option exercise	–	–	161,433	–	687	–	–	687
Issuance of common stock, net of issuance costs of $2,785	–	–	4,791,819	4	92,672	–	–	92,676
Stock-based compensation expense	–	–	126,000	–	38,821	–	–	38,821
Deemed dividend – accretion of discount on Series F preferred stock	–	–	–	–	(1,290)	–	–	(1.290)
Cumulative dividends on Series F preferred stock	–	–	–	–	(373)	–	–	(373)
Series F preferred stock dividends paid in common stock	–	–	11,708	–	306	–	–	306
Net loss	–	–	–	–	–	–	(65,441)	(65,441)
Balance - October 31, 2018	–	$–	21,423,999	$21	$406,087	$–	$(324,446)	$81,662
Stock-based compensation expense	–	–	–	–	8,908	–	–	8,908
Vesting of restricted stock units, net	–	–	23,089	–	–	–	–	–
Shares withheld for tax withholding on vesting of restricted stock	–	–	–	–	(155)	–	–	(155)
Other comprehensive income	–	–	–	–	–	36	–	36
Net loss	–	–	–	–	–	–	(18,418)	(18,418)
Balance - December 31, 2018	–	$–	21,447,088	$21	$414,840	$36	$(342,864)	$72,033
Issuance of common stock, net of issuance costs of $1,147	–	–	3,473,008	3	28,070	–	–	28,073
Issuance of restricted stock awards, net	–	–	1,579,919	2	(2)	–	–	–
Stock option exercise	–	–	292,417	–	529	–	–	529
Stock-based compensation expense	–	–	–	–	31,440	–	–	31,440
Purchase of ESPP shares	–	–	36,177	–	99	–	–	99
Vesting of restricted stock units, net	–	–	645,473	1	(1)	–	–	–
Shares withheld for tax withholding on vesting of restricted stock	–	–	(99,429)	–	(801)	–	–	(801)
Other comprehensive income	–	–	–	–	–	36	–	36
Net loss	–	–	–	–	–	–	(92,493)	(92,493)
Balance - December 31, 2019	–	$–	27,374,653	$27	$474,174	$72	$(435,357)	$38,916

The accompanying notes are an integral part of these consolidated financial statements

F-5

POLARITYTE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Year Ended	For the Two Months Ended	For the Year Ended
	December 31, 2019	December 31, 2018	October 31, 2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(92,493)	$(18,418)	$(65,441)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock based compensation expense	31,402	8,946	38,821
Change in fair value of derivatives	–	–	(3,814)
Depreciation and amortization	2,992	330	1,394
Loss on extinguishment of warrant liability	–	–	520
Amortization of intangible assets	193	33	100
Amortization of debt discount	49	10	35
Change in fair value of contingent consideration	(36)	57	20
Loss on disposal of property and equipment	914	–	–
Other non-cash adjustments	20	86	–
Changes in operating assets and liabilities:
Accounts receivable	(1,019)	228	(940)
Inventory	84	(98)	(238)
Prepaid expenses and other current assets	193	(279)	(911)
Operating lease right-of-use assets	1,651	–	–
Other assets	(249)	(535)	(378)
Accounts payable and accrued expenses	1,269	1,621	2,136
Other current liabilities	32	–	–
Deferred revenue	(72)	20	150
Operating lease liabilities	(1,578)	–	–
Net cash used in operating activities	(56,648)	(7,999)	(28,546)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(2,773)	(834)	(9,221)
Purchase of available-for-sale securities	(40,072)	(10,200)	–
Proceeds from maturities of available-for-sale securities	23,327	4,003	–
Proceeds from sale of available-for-sale securities	3,901	–	–
Acquisition of IBEX	–	–	(2,258)
Net cash used in continuing investing activities	(15,617)	(7,031)	(11,479)
Net cash provided by discontinued investing activities	–	10	60
Net cash used in investing activities	(15,617)	(7,021)	(11,419)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from the sale of common stock	28,073	–	92,676
Proceeds from stock options exercised	529	–	687
Proceeds from ESPP purchase	99	–	–
Cash paid for tax withholdings related to net share settlement	(679)	–	–
Payment of contingent consideration liability	(225)	–	(30)
Principal payments on financing leases	(453)	(11)	(74)
Principal payments on term note payable and financing arrangements	(534)	(257)	–
Net cash provided by/(used in) financing activities	26,810	(268)	93,259

Net (decrease)/increase in cash and cash equivalents	(45,455)	(15,288)	53,294
Cash and cash equivalents - beginning of period	55,673	70,961	17,667
Cash and cash equivalents - end of period	$10,218	$55,673	$70,961

Supplemental schedule of non-cash investing and financing activities:
Property and equipment additions acquired through finance leases	$2,578	$20	$251
Property and equipment acquired through financing arrangements	$58	$–	$–
Unpaid liability for acquisition of property and equipment	$273	$600	$300
Reclassification of stock-based compensation expense that was previously classified as a liability to paid-in capital	$38	$–	$–
Conversion of Series A, B, C, D, E preferred stock to common stock	$–	$–	$109,995
Unpaid tax liability related to net share settlement of restricted stock units	$–	$155	$–
Contingent consideration earned and recorded in accounts payable	$–	$31	$33
Exchange of Series F preferred stock for common stock	$–	$–	$13,061
Extinguishment of warrant liability	$–	$–	$2,525
Deemed dividend – accretion of discount on Series F preferred stock	$–	$–	$1,290
Cumulative dividends on Series F preferred stock	$–	$–	$373
Series F preferred stock dividends paid in common stock	$–	$–	$306
Contingent consideration for IBEX acquisition	$–	$–	$278
Note payable issued as partial consideration for IBEX acquisition	$–	$–	$1,220

The accompanying notes are an integral part of these consolidated financial statements

F-6

POLARITYTE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. PRINCIPAL BUSINESS ACTIVITY

PolarityTE, Inc. and subsidiaries (the “Company”) is a biotechnology company developing and commercializing regenerative tissue products and biomaterials.

Change in Fiscal Year end. On January 11, 2019, the Board approved an amendment to the Restated Bylaws of the Company changing the Company’s fiscal year end from October 31 to December 31. The Company made this change to align its fiscal year end with other companies within its industry. The change in the Company’s fiscal year end resulted in a two-month transition period that began on November 1, 2018 and ended on December 31, 2018

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of Consolidation. The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities or the disclosure of gain or loss contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Among the more significant estimates included in these financial statements is the extent of progress toward completion of contracts, stock-based compensation, the valuation allowances for deferred tax benefits, and the valuation of tangible and intangible assets included in acquisitions. Actual results could differ from those estimates.

Segments. The Company’s operations are based in the United States and involve products and services which are managed separately. Accordingly, it operates in two segments: 1) regenerative medicine products and 2) contract services. The Chief Operating Decision Maker (CODM) is the Office of the Chief Executive consisting of the President, Chief Operating Officer, and Chief Financial Officer. The CODM allocates resources to and assesses the performance of each operating segment using information about its revenue and operating income (loss). In May 2018, the Company purchased the assets of a preclinical research sciences business and related real estate from Ibex Group, L.L.C., a Utah limited liability company, and Ibex Preclinical Research, Inc., a Utah corporation (collectively “IBEX”). Prior to the acquisition of IBEX, the Company operated in one segment.

Cash and cash equivalents. Cash equivalents consist of highly liquid investments with original maturities of three months or less from the date of purchase.

Investments. Investments in debt securities have been classified as available-for-sale and are carried at fair value, with unrealized gains and losses reported as a component of accumulated other comprehensive income. Realized gains and losses are included in other income, net. The cost of securities sold is based on the specific-identification method. Interest on marketable securities is included in interest income, net. Investments with original maturities of greater than three months but less than one year from the date of purchase are classified as current. Investments with original maturities of greater than one year from the date of purchase are classified as non-current.

Accounts Receivable. Accounts receivable consists of amounts due to the Company related to the sale of the Company’s core product SkinTE and contract services. Accounts that are outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance for doubtful accounts by considering a number of factors, including the length of time trade accounts receivable are past due and the customer’s current ability to pay its obligation to the Company. The Company writes off accounts receivable when they become uncollectible. As of December 31, 2019, the Company recorded an allowance of $26,000. As of December 31, 2018 and October 31, 2018, an allowance for doubtful accounts was not considered necessary.

F-7

Inventory. Inventory comprises raw materials, which are valued at the lower of cost or net realizable value, on a first-in, first-out basis. The Company evaluates the carrying value of its inventory on a regular basis, taking into account anticipated future sales compared with quantities on hand, and the remaining shelf life of goods on hand.

Property and Equipment. Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed on the straight-line basis over the estimated useful lives of the related assets, generally ranging from three to eight years. Leasehold improvements are amortized using the straight-line method over the shorter of the assets’ estimated useful lives or the remaining term of the lease. Maintenance and repairs are charged to operations as incurred. Upon sale or retirement of assets, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in operations.

Leases. The Company determines if an arrangement is a lease at inception. Right-of-use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Finance leases are reported in the consolidated balance sheet in property and equipment and other current and long-term liabilities. The short-term portion of operating lease obligations are included in other current liabilities. The classification of the Company’s leases as operating or finance leases along with the initial measurement and recognition of the associated ROU assets and lease liabilities is performed at the lease commencement date. The measurement of lease liabilities is based on the present value of future lease payments over the lease term. As the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of future lease payments. The ROU asset is based on the measurement of the lease liability and also includes any lease payments made prior to or on lease commencement and excludes lease incentives and initial direct costs incurred, as applicable. The lease terms may include options to extend or terminate the lease when it is reasonably certain the Company will exercise any such options. Rent expense for the Company’s operating leases is recognized on a straight-line basis over the lease term. Amortization expense for the ROU asset associated with its finance leases is recognized on a straight-line basis over the term of the lease and interest expense associated with its finance leases is recognized on the balance of the lease liability using the effective interest method based on the estimated incremental borrowing rate.

The Company has lease agreements with lease and non-lease components. As allowed under ASC 842, the Company has elected not to separate lease and non-lease components for any leases involving real estate and office equipment classes of assets and, as a result, accounts for the lease and non-lease components as a single lease component. The Company has also elected not to apply the recognition requirement of ASC 842 to leases with a term of 12 months or less for all classes of assets.

Goodwill and Intangible Assets. Goodwill represents the excess purchase price over the fair value of net tangible and intangible assets acquired. Goodwill is not amortized, rather the carrying amount of goodwill is assessed for impairment at least annually, or more frequently if impairment indicators exist.

Goodwill is tested for impairment at a reporting unit level by performing either a qualitative or quantitative analysis. The qualitative analysis is an assessment of factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company concludes that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then no further testing is necessary.

If the Company concludes otherwise, a quantitative analysis is performed by comparing the fair value of a reporting unit to its carrying amount. If the fair value exceeds the carrying value, there is no impairment. If the fair value is less than the carrying value, an impairment charge is recorded for the difference between the fair value and the carrying value. During the year, the Company performed a qualitative assessment and concluded that it is more likely than not that the fair value of the reporting unit is more than its carrying value. Accordingly, there was no indication of impairment, and further quantitative analysis was not required.

Intangible assets deemed to have finite lives are amortized on a straight-line basis over their estimated useful lives, which generally range from one to eleven years. The useful life is the period over which the asset is expected to contribute directly, or indirectly, to its future cash flows. Intangible assets are reviewed for impairment when certain events or circumstances exist. For amortizable intangible assets, impairment exists when the undiscounted cash flows exceed its carrying value and an impairment charge would be recorded for the excess of the carrying value over its fair value. At least annually, the remaining useful life is evaluated.

F-8

Impairment of Long-Lived Assets. The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets. If an impairment review is performed to evaluate a long-lived asset for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset to its carrying value. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset are less than its carrying amount. The impairment loss would be based on the excess of the carrying value of the impaired asset over its fair value, determined based on discounted cash flows. There were no impairments of long-lived assets for any of the periods presented.

Capitalized Software. The Company capitalizes certain internal and external costs incurred to acquire or create internal use software. Costs to create internal software are capitalized during the application development period. Capitalized software is included in property and equipment and is depreciated over three years once development is complete.

Revenue Recognition. Revenue was recognized under ASC 605 for the year ended October 31, 2018. Under ASC 605, regenerative medicine revenue is recognized upon the shipment of products or the performance of services when each of the following four criteria is met: (i) persuasive evidence of an arrangement exists; (ii) products are delivered or services are performed; (iii) the sales price is fixed or determinable; and (iv) collectability is reasonably assured. In the contract services segment, revenue is recognized on the proportional performance method over the term of the service contract, which requires the Company to make reasonable estimates of the extent of progress toward completion of the contract. Under this method, revenue is recognized according to the percentage of cost completed for the contract. As a result, unbilled receivables and deferred revenue are recognized based on payment timing and work completed.

The Company adopted ASC 606 for the year ended December 31, 2019 and the two months ended December 31, 2018. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

In the regenerative medicine products segment, the Company records product revenues primarily from the sale of its regenerative tissue products. The Company sells its products to healthcare providers, primarily through direct sales representatives. Product revenues consists of a single performance obligation that the Company satisfies at a point in time. In general, the Company recognizes product revenue upon delivery to the customer.

In the contract services segment, the Company records service revenues from the sale of its contract research services, which includes delivery of preclinical studies and other research services to unrelated third parties. Service revenues generally consist of a single performance obligation that the Company satisfies over time using an input method based on costs incurred to date relative to the total costs expected to be required to satisfy the performance obligation. The Company believes that this method provides a faithful depiction of the transfer of services over the term of the performance obligation based on the remaining services needed to satisfy the obligation. This requires the Company to make reasonable estimates of the extent of progress toward completion of the contract. As a result, unbilled receivables and deferred revenue are recognized based on payment timing and work completed. Generally, a portion of the payment is due upfront and the remainder upon completion of the contract, with most contracts completing in less than a year. As of December 31, 2019 and 2018, the Company had unbilled receivables of $0.1 million and $0.2 million, respectively, and deferred revenue of $0.1 million and $0.2 million, respectively. The unbilled receivables balance is included in consolidated accounts receivable. Revenue of $0.2 million was recognized during the year ended December 31, 2019 that was included in the deferred revenue balance as of December 31, 2018. The impact of the new revenue standard did not have a material impact to the financial statements.

F-9

Costs to obtain the contract are incurred for product revenue as they are shipped and are expensed as incurred.

The Company considers a significant customer to be one that comprises more than 10% of net revenues or accounts receivable. Concentration of revenues was as follows:

		For the Year Ended December 31, 2019	For the Two Months Ended December 31, 2018	For the Year Ended October 31, 2018
	Segment	% of Revenue	% of Revenue	% of Revenue
Customer A	Contract Services	23%	32%	19%
Customer B	Regenerative Medicine	*	17%	*
Customer C	Contract Services	*	11%	*

Concentration of accounts receivable was as follows:

		December 31, 2019	December 31, 2018
	Segment	% of Accounts Receivable	% of Accounts Receivable
Customer A	Contract services	*	23%
Customer B	Regenerative medicine	*	20%
Customer D	Regenerative medicine	*	14%
Customer E	Regenerative medicine	11%	*
Customer F	Contract services	15%	*
Customer G	Regenerative medicine	14%	*

*The amount did not exceed 10%

Research and Development Expenses. Costs incurred for research and development are expensed as incurred. Nonrefundable advance payments for goods or services that have the characteristics that will be used or rendered for future research and development activities pursuant to executory contractual arrangements with third party research organizations are deferred and recognized as an expense as the related goods are delivered or the related services are performed.

Accruals for Research and Development Expenses and Clinical Trials. As part of the process of preparing its financial statements, the Company is required to estimate its expenses resulting from its obligations under contracts with vendors, clinical research organizations and consultants and under clinical site agreements in connection with conducting clinical trials. The financial terms of these contracts are subject to negotiations, which vary from contract to contract and may result in payment terms that do not match the periods over which materials or services are provided under such contracts. The Company’s objective is to reflect the appropriate expenses in its financial statements by matching those expenses with the period in which services are performed and efforts are expended. The Company accounts for these expenses according to the timing of various aspects of the expenses. The Company determines accrual estimates by taking into account discussion with applicable personnel and outside service providers as to the progress of clinical trials, or the services completed. During the course of a clinical trial, the Company adjusts its clinical expense recognition if actual results differ from its estimates. The Company makes estimates of its accrued expenses as of each balance sheet date based on the facts and circumstances known to it at that time. The Company’s clinical trial accruals are dependent upon the timely and accurate reporting of contract research organizations and other third-party vendors. Although the Company does not expect its estimates to be materially different from amounts actually incurred, its understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in it reporting amounts that are too high or too low for any particular period.

F-10

Stock-Based Compensation. The Company measures all stock-based compensation to employees and non-employees using a fair value method and records such expense in general and administrative, research and development, and sales and marketing expenses. For stock options with graded vesting, the Company recognizes compensation expense over the service period for each separately vesting tranche of the award as though the award were in substance, multiple awards based on the fair value on the date of grant.

The fair value for options issued is estimated at the date of grant using a Black-Scholes option-pricing model. The risk-free rate is derived from the U.S. Treasury yield curve in effect at the time of the grant. The volatility factor is determined based on the Company’s historical stock prices. Forfeitures are recognized as they occur.

The fair value of restricted stock grants is measured based on the fair market value of the Company’s common stock on the date of grant and amortized over the vesting period of, generally, six months to three years.

Stock-based compensation expense for nonemployee services had historically been subject to remeasurement at each reporting date as the underlying equity instruments vest and was recognized as an expense over the period during which services are received. Upon the adoption of ASU 2018-07, Compensation – Stock Compensation on January 1, 2019, the valuation was fixed at the implementation date and will be recognized as an expense on a straight-line basis over the remaining service period.

Income Taxes. The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company evaluates the potential for realization of deferred tax assets at each balance sheet date and records a valuation allowance for assets for which realization is not more likely than not. The Company recognizes interest and penalties as a component of income tax expense.

Loss Per Share. Basic loss per share of common stock is computed by dividing net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period. Since the Company was in a loss position for all periods presented, basic net loss per share is the same as diluted net loss per share since the effects of potentially dilutive securities are antidilutive.

Recent Accounting Pronouncements

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. The ASU modifies the disclosure requirements for fair value measurements by removing, modifying or adding certain disclosures. The standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years with early adoption permitted. The Company does not expect the adoption of this ASU to have a material impact on its financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years with early adoption permitted. In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815) and Leases (Topic 842): Effective Dates, which defers the effective date of Topic 326. As a smaller reporting company, Topic 326 will now be effective for the Company beginning January 1, 2023. As such, the Company plans to adopt this ASU beginning January 1, 2023. The Company is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

F-11

Recently Adopted Accounting Pronouncements

On January 1, 2019 the Company adopted ASU 2016-02, Leases (ASC 842) and related amendments, which require lease assets and liabilities to be recorded on the balance sheet for leases with terms greater than twelve months. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. The standard was adopted using the modified retrospective transition approach by applying the new standard to all leases existing at the date of the initial application and not restating comparative periods.

The Company elected the package of practical expedients permitted under the transition guidance, which allowed it to carryforward its historical lease classification, its assessment on whether a contract was or contains a lease, and its initial direct costs for any leases that existed prior to January 1, 2019. The impact of the adoption of ASC 842 on the accompanying consolidated balance sheet as of January 1, 2019 was as follows (in thousands):

	December 31, 2018	Adjustments Due to the Adoption of ASC 842	January 1, 2019
Operating lease right-of-use assets	$–	$5,305	$5,305
Liabilities:
Accounts payable and accrued expenses	$6,508	$(75)	$6,433
Other current liabilities	316	1,432	1,748
Operating lease liabilities	–	3,948	3,948

The adjustments due to the adoption of ASC 842 related to the recognition of operating lease right-of-use assets and operating lease liabilities for the existing operating leases. A cumulative-effect adjustment to beginning accumulated deficit was not required.

In June 2018, the FASB issued ASU 2018-07, Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-based Payment Accounting. The standard expands the scope of Topic 718 to include share-based payments issued to nonemployees for goods or services, simplifying the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees, with certain exceptions. The standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years with early adoption permitted, including adoption in an interim period. The Company adopted this ASU on January 1, 2019. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements and related disclosures.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Accounting for Goodwill Impairment. ASU No. 2017-04 removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The Company early adopted this standard on November 1, 2018. The adoption of this ASU had no impact on the Company’s consolidated financial statements and related disclosures.

3. LIQUIDITY

The Company has experienced recurring losses and cash outflows from operating activities. As of December 31, 2019, the Company has an accumulated deficit of $435.4 million. As of December 31, 2019, the Company had cash and cash equivalents and short-term investments of $29.2 million.

On April 10, 2019, the Company completed an underwritten offering providing for the issuance and sale of 3,418,918 shares of the Company’s common stock, par value $0.001 per share, at an offering price of $8.51 per share, for net proceeds of approximately $27.9 million, after deducting offering expenses payable by the Company.

F-12

On December 5, 2019, the Company entered into an Equity Purchase Agreement (the “Purchase Agreement”), with Keystone Capital Partners, LLC (“Keystone”), pursuant to which Keystone has agreed to purchase from the Company up to $25.0 million of shares of its common stock, subject to certain limitations including a minimum stock price of $2.00, at the direction of the Company from time to time during the 36-month term of the Purchase Agreement. Concurrently, the Company entered into a Registration Rights Agreement with Keystone, pursuant to which it agreed to register the sales of its common stock pursuant to the Purchase Agreement under the Company’s existing shelf registration statement on Form S-3 or a new registration statement. On December 19, 2019, the Company sold 54,090 shares under the Purchase Agreement at a purchase price of $2.31 per share, for total proceeds of $0.1 million.

On February 14, 2020, the Company completed an underwritten offering of 10,638,298 shares of its common stock and warrants to purchase 10,638,298 shares of common stock. Each common share and warrant were sold together for a combined purchase price of $2.35. The exercise price of each warrant is $2.80 per share, the warrants were exercisable immediately, and they will expire February 12, 2027. The net proceeds to the Company from the offering are estimated to be approximately $22.7 million, after estimated offering expenses payable by the Company.

Following the end of 2019, the Company effectuated four additional sales of common stock to Keystone under the Purchase Agreement for a total of 216,412 shares generating total gross proceeds of $0.6 million. In connection with the underwritten offering described in the preceding paragraph, the Company agreed not to sell any additional shares under the Purchase Agreement for a period of 90 days after the closing date of the offering.

Based upon the current status of product development and commercialization plans, the Company believes that its existing cash and cash equivalents, with planned operating cost reductions, will be adequate to satisfy its capital and operating needs for at least the next 12 months from the date of filing. The Company believes it may need additional financing to continue clinical deployment and commercialization of SkinTE and development of its other product candidates. The Company will continue to pursue fundraising opportunities when available, but such financing may not be available in the future on favorable terms, if at all. If adequate financing is not available, the Company may be required to delay, reduce the scope of, or eliminate one or more of its product development programs, or be unable to continue operations over a longer term. The Company plans to meet its capital requirements primarily through issuances of equity securities, debt financing, revenue from product sales or strategic partnership arrangements. Failure to generate revenue or raise additional capital would adversely affect the Company’s ability to achieve its intended business objectives.

4. IBEX ACQUISITION

On March 2, 2018, the Company, along with its wholly owned subsidiary, Utah CRO Services, Inc., a Nevada corporation, entered into agreements with IBEX for the purchase of the assets and rights to the Seller’s preclinical research and contract services business and related real estate. The Company acquired this preclinical biomedical research facility in order to accelerate research and development of PolarityTE pipeline products. The business consists of a GLP compliant preclinical research facility, including vivarium, operating rooms, preparation rooms, storage facilities, and surgical and imaging equipment. The real property includes two parcels in Cache County, Utah, consisting of approximately 1.75 combined gross acres of land, together with the buildings, structures, fixtures, and personal property located on the real property. The above was accounted for as a business combination.

The acquisition closed on May 3, 2018. The aggregate purchase price was $3.8 million, of which $2.3 million was paid at closing and the balance satisfied by a promissory note payable to the Seller with an initial fair value of $1.2 million (see Note 11) and contingent consideration with an initial fair value of approximately $0.3 million. During the year ended October 31, 2018, the Company recorded approximately $38,000 of direct and incremental costs associated with acquisition-related activities. These costs were incurred primarily for banking, legal, and professional fees associated with the IBEX acquisition. These costs were recorded in general and administrative expenses in the consolidated statement of operations.

During the year ended October 31, 2018, IBEX contributed approximately $0.9 million to net revenues and approximately $0.3 million to gross profit, respectively.

F-13

Purchase Price Allocation

The following table summarizes the purchase price allocation for the IBEX acquisition (in thousands):

Equipment	$430
Land and buildings	2,000
Intangible assets	1,057
Goodwill	278
Accrued property taxes	(9)
Aggregate purchase price	$3,756
Less: Promissory note to seller	1,220
Contingent consideration	278
Cash paid at closing	$2,258

As part of the acquisition of IBEX, the Company recorded a contingent consideration liability of $0.3 million in current liabilities in the consolidated balance sheet. The contingent consideration represents the estimated fair value of future payments due to the Seller of IBEX based on IBEX’s revenue generated from studies quoted prior to but completed after the transaction. Contingent consideration is initially recognized at fair value as purchase consideration and subsequently remeasured at fair value through earnings. The initial fair value of the contingent consideration was based on the present value of estimated future cash flows using a 20% discount rate. The contingent consideration is the payment of 15% of the actual revenues received for work on any study initiated within 18 months following the closing of the purchase on the basis of certain specific customer prospects that received service proposals prior to the closing, provided that the total payments will not exceed $650,000. During the year ended December 31, 2019, the Company recognized a decrease in the fair value of contingent consideration of $36,000. During the two months ended December 31, 2018 and the year ended October 31, 2018, the Company recognized an increase in fair value of the contingent consideration of $20,000 and $57,000, respectively. The change in fair value was recognized in general and administrative expense in the Company’s consolidated statement of operations. The excess of the fair value of purchase consideration over the fair values of identifiable assets and liabilities acquired is recorded as goodwill, including the value of the assembled workforce.

Disclosure of pro-forma revenues and earnings attributable to the acquisition is excluded because it is impracticable to obtain complete historical financial records for IBEX Preclinical Research, Inc.

The following table shows the valuation of the individual identifiable intangible assets acquired along with their estimated remaining useful lives as of the acquisition date (in thousands):

	Approximate Fair Value	Remaining Useful Life (in years)
Non-compete agreement	$410	4
Customer contracts and relationships	534	7 to 8
Trade names and trademarks	101	10 to 11
Backlog	12	Less than 1
Total intangible assets	$1,057

5. FAIR VALUE

In accordance with ASC 820, Fair Value Measurements and Disclosures, financial instruments were measured at fair value using a three-level hierarchy which maximizes use of observable inputs and minimizes use of unobservable inputs:

●	Level 1: Observable inputs such as quoted prices in active markets for identical instruments. This methodology applies to the Company’s Level 1 investments, which are composed of money market funds.

F-14

●	Level 2: Quoted prices for similar instruments that are directly or indirectly observable in the market. This methodology applies to the Company’s Level 2 investments, which are composed of corporate debt securities, commercial paper, and U.S. government debt securities.

●	Level 3: Significant unobservable inputs supported by little or no market activity. Financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, for which determination of fair value requires significant judgment or estimation. This methodology applies to the Company’s Level 3 financial instruments, which are composed of contingent consideration.

Financial instruments measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There were no transfers within the hierarchy for any of the periods presented.

In connection with the offering of Units in September 2017 (see Note 12), the Company issued warrants to purchase an aggregate of 322,727 shares of common stock. These warrants were exercisable at $30.00 per share and expired in two years from the date of issuance. The warrants were liabilities pursuant to ASC 815. The warrant agreement provided for an adjustment to the number of common shares issuable under the warrant or adjustment to the exercise price, including but not limited to, if: (a) the Company issues shares of common stock as a dividend or distribution to holders of its common stock; (b) the Company subdivides or combines its common stock (i.e., stock split); or (c) the Company issues new securities for consideration less than the exercise price. Under ASC 815, warrants that provide for down-round exercise price protection are recognized as derivative liabilities.

The Series F Preferred Shares contained an embedded conversion feature that was not clearly and closely related to the identified host instrument and, as such, was recognized as a derivative liability measured at fair value. The Company classified these derivatives on the consolidated balance sheet as a current liability.

As discussed in Note 12, both the warrants and the Series F Preferred Shares were exchanged for common stock on March 6, 2018.

The fair value of the bifurcated embedded conversion feature was estimated to be approximately $7.2 million at March 5, 2018 as calculated using the Monte Carlo simulation with the following assumptions:

Series F Conversion Feature
March 5, 2018
Stock price	$20.05
Exercise price	$27.50
Risk-free rate	2.2%
Volatility	88.2%
Term	1.5

The fair value of the warrant liability was estimated to be approximately $2.5 million at March 5, 2018 as calculated using the Monte Carlo simulation with the following assumptions:

Warrant Liability
March 5, 2018
Stock price	$20.05
Exercise price	$30.00
Risk-free rate	2.2%
Volatility	88.2%
Term	1.5

F-15

The following table sets forth the fair value of the Company’s financial assets and liabilities measured on a recurring basis by level within the fair value hierarchy as of December 31, 2019 and 2018 (in thousands):

	Fair Value Measurement as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$2,019	$–	$–	$2,019
Commercial paper	–	11,064	–	11,064
Corporate debt securities	–	8,982	–	8,982
U.S. government debt securities	–	3,770	–	3,770
Total	$2,019	$23,816	$–	$25,835
Liabilities
Contingent consideration	$–	$–	$31	$31
Total	$–	$–	$31	$31

	Fair Value Measurement as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$7	$–	$–	$7
Commercial paper	–	21,392	–	21,392
Corporate debt securities	–	5,448	–	5,448
U.S. government debt securities	–	3,226	–	3,226
Total	$7	$30,066	$–	$30,073
Liabilities
Contingent consideration	$–	$–	$261	$261
Total	$–	$–	$261	$261

The following table sets forth the changes in the estimated fair value of the contingent consideration liability (in thousands) which is included in other current liabilities:

Contingent Consideration
Fair value - October 31, 2018	$235
Change in fair value	57
Earned and moved to accounts payable	(31)
Fair value – December 31, 2018	261
Change in fair value	(36)
Earned and paid	(194)
Fair value – December 31, 2019	$31

6. Cash Equivalents and Short-Term Investments

Cash equivalents and short-term investments consisted of the following as of December 31, 2019 and 2018 (in thousands):

	December 31, 2019
	Amortized Cost	Unrealized Gains	Unrealized Losses	Market Value
Cash equivalents
Money market funds	$2,019	$–	$–	$2,019
Commercial paper	1,020	4	–	1,024
U.S. government debt securities	3,761	9	–	3,770
Total cash equivalents (1)	6,800	13	–	6,813
Short-term investments
Commercial paper	9,986	54	–	10,040
Corporate debt securities	8,977	5	–	8,982
Total short-term investments	18,963	59	–	19,022
Total	$25,763	$72	$–	$25,835

(1)	Included in cash and cash equivalents in the Company’s consolidated balance sheet as of December 31, 2019 in addition to $3.4 million of cash.

F-16

	December 31, 2018
	Amortized Cost	Unrealized Gains	Unrealized Losses	Market Value
Cash equivalents
Money market funds	$7	$–	$–	$7
Commercial paper	20,648	30	–	20,678
U.S. government debt securities	3,224	2	–	3,226
Total cash equivalents (1)	23,879	32	–	23,911
Short-term investments
Commercial paper	714	–	–	714
Corporate debt securities	5,444	5	(1)	5,448
Total short-term investments	6,158	5	(1)	6,162
Total	$30,037	$37	$(1)	$30,073

(1)	Included in cash and cash equivalents in the Company’s consolidated balance sheet as of December 31, 2018 in addition to $31.8 million of cash.

All investments of debt securities held as of December 31, 2019 and 2018 had maturities of less than one year. During the year ended December 31, 2019, the Company recognized $0.5 million net realized gains on available-for-sale securities. For the two months ended December 31, 2018, realized gains or losses on available-for-sale securities were immaterial.

The interest earned from available-for-sale securities was $0.4 million for the year ended December 31, 2019 and is included in interest income, net in the consolidated statements of operations. For the two months ended December 31, 2018, interest earned from available-for-sale securities was immaterial.

7. PROPERTY AND EQUIPMENT, NET

The following table presents the components of property and equipment, net (in thousands):

	December 31, 2019	December 31, 2018
Machinery and equipment	$12,083	$8,276
Land and buildings	2,000	2,000
Computers and software	1,189	1,372
Leasehold improvements	2,282	1,230
Construction in progress	1,606	2,402
Furniture and equipment	470	614
Total property and equipment, gross	19,630	15,894
Accumulated depreciation	(4,719)	(2,158)
Total property and equipment, net	$14,911	$13,736

F-17

Depreciation and amortization expense for property and equipment, including assets acquired under financing leases was as follows (in thousands):

	For the Year Ended December 31,	For the Two Months ended December 31,	For the Year Ended October 31,
	2019	2018	2018
General and administrative expense	$1,562	$155	$223
Research and development expense	1,430	175	$1,171
Total depreciation and amortization expense	$2,992	$330	$1,394

For the year ended December 31, 2019, the Company recognized a loss on disposal of property and equipment of $0.9 million.

8. LEASES

The Company leases facilities and certain equipment under noncancelable leases that expire at various dates through November 2024. These leases require monthly lease payments that may be subject to annual increases throughout the lease term. Certain of these leases may include options to extend or terminate the lease at the election of the Company. These optional periods have not been considered in the determination of the right-of-use-assets or lease liabilities associated with these leases as the Company did not consider it reasonably certain it would exercise the options.

In April 2019, the Company entered into an operating lease to obtain 6,307 square feet of manufacturing, laboratory, and office space. The lease expires April 2024 and requires monthly lease payments subject to annual increases. During the year ended December 31, 2019, the Company also increased office space under an existing lease, which requires additional monthly lease payments.

As of December 31 2019, the maturities of operating and finance lease liabilities were as follows (in thousands):

	Operating leases	Finance leases
2020	$2,114	$659
2021	1,730	656
2022	1,345	405
2023	132	336
2024	87	42
Thereafter	–	1
Total lease payments	5,408	2,099
Less:
Imputed interest	(668)	(324)
Total	$4,740	$1,775

Supplemental balance sheet information related to leases was as follows (in thousands):

Finance leases

December 31, 2019
Finance lease right-of-use assets included within property and equipment, net	$2,177

Current finance lease liabilities included within other current liabilities	$508
Non-current finance lease liabilities included within other long-term liabilities	1,267
Total	$1,775

F-18

Operating leases

December 31 2019
Current operating lease liabilities included within other current liabilities	$1,746
Operating lease liabilities – non current	2,994
Total	$4,740

The components of lease expense was as follows (in thousands):

For the Year Ended December 31, 2019
Operating lease costs included within operating costs and expenses	$2,173
Finance lease costs:
Amortization of right of use assets	$654
Interest on lease liabilities	152
Total	$806

Supplemental cash flow information related to leases was as follows (in thousands):

For the Year Ended December 31, 2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash out flows from operating leases	$2,100
Operating cash out flows from finance leases	152
Financing cash out flows from finance leases	453
Lease liabilities arising from obtaining right-of-use assets:
Finance leases	$2,043
Lease payments made in prior period reclassified to property and equipment	535
Operating leases	936

As of December 31, 2019, the weighted average remaining operating lease term is 2.8 years and the weighted average discount rate used to determine the operating lease liability was 9.83%. The weighted average remaining finance lease term is 3.5 years and the weighted average discount rate used to determine the finance lease liability was 9.77%.

The following disclosures as of December 31, 2018 continue to be in accordance with ASC 840. Future minimum lease payments for operating and capital leases at December 31, 2018 was as follows (in thousands):

	Operating
	leases	Capital leases
2019	$1,895	$66
2020	1,819	58
2021	1,455	55
2022	1,216	28
	$6,385	$207

Rent expense under ASC 840 for the two months ended December 31, 2018 and the year ended October 31, 2018 was $0.4 million and $1.4 million, respectively.

F-19

9. INTANGIBLE ASSETS AND GOODWILL

Intangible assets, net, consist of the following (in thousands):

	December 31, 2019	December 31, 2018
Non-compete agreement	$410	$410
Customer contracts and relationships	534	534
Trade names and trademarks	101	101
Backlog	12	12
Total intangible assets, gross	1,057	1,057
Accumulated amortization	(326)	(133)
Total intangible assets, net	$731	$924

Amortization expense for the year ended December 31, 2019, the two months ended December 31, 2018 and the year ended October 31, 2018 was approximately $0.2 million, $33,000 and $0.1 million, respectively.

The future amortization of intangible assets is expected to be as follows (in thousands):

2020	$189
2021	189
2022	121
2023	87
2024	87
Thereafter	58
$731

As a result of the IBEX acquisition in May 2018, the Company recognized $0.3 million of goodwill in the contract services segment. There were no changes in the carrying amount of goodwill for any of the periods presented.

10. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The following table presents the major components of accounts payable and accrued expenses (in thousands):

	December 31, 2019	December 31, 2018
Accounts payable	$1,689	$2,918
Salaries and other compensation	1,462	1,041
Legal and accounting	1,404	640
Accrued severance	1,053	–
Benefit plan accrual	557	239
Other	930	1,670
Total accounts payable and accrued expenses	$7,095	$6,508

Salaries and other compensation include accrued payroll expense, accrued bonus, and estimated employer 401(k) plan contributions.

Accrued severance includes $0.9 million of accrued compensation owed to Dr. Denver Lough, a former officer and director, under a settlement terms agreement dated August 21, 2019 (Note 18). The remaining amount due of $0.3 million is included in other long-term liabilities.

11. LONG TERM NOTE PAYABLE

In connection with the IBEX Acquisition, described in Note 4, the Company issued a promissory note payable to the Seller with an initial fair value of $1.2 million. The promissory note has a principal balance of $1.3 million and bears interest at a rate of 3.5% interest per annum. Principal and interest are payable in five equal installments that began on November 3, 2018 and continuing on each six-month anniversary thereafter (“Payment Date”). The promissory note may be prepaid by the Company at any time and becomes due and payable at the earlier of the maturity date of November 3, 2020 or upon an event of default, which includes failure to pay any installment on each Payment Date, breach of any negative covenants, insolvency or bankruptcy. Upon the occurrence of an event of default, the promissory note will bear an accelerated interest rate of 7% per annum from the date of the event of default. As of December 31, 2019 the note payable balance was $0.5 million.

F-20

The Company initially recognized the promissory note at its fair value, using an estimated market rate of interest for the Company, which was higher than the promissory note’s stated rate. The result of imputing a market rate of interest resulted in an initial discount to the principal balance of approximately $0.1 million, which is being amortized to interest expense over the term of the promissory note using the effective interest method. The unamortized debt discount was $19,000 and $68,000 at December 31, 2019 and 2018, respectively. Amortization of debt discount of $49,000, $10,000 and $35,000 was included in interest expense for the year ended December 31, 2019, the two months ended December 31, 2018 and the year ended October 31, 2018, respectively.

12. PREFERRED SHARES AND COMMON SHARES

Common Stock Issuance

On April 10, 2019, the Company completed an underwritten offering providing for the issuance and sale of 3,418,918 shares of the Company’s common stock, par value $0.001 per share, at an offering price of $8.51 per share, for net proceeds of approximately $27.9 million, after deducting offering expenses payable by the Company.

On December 5, 2019, the Company entered into the Purchase Agreement with Keystone pursuant to which Keystone has agreed to purchase from the Company up to $25.0 million of shares of its common stock, subject to certain limitations including a minimum stock price of $2.00, at the direction of the Company from time to time during the 36-month term of the Purchase Agreement. Concurrently, the Company entered into a Registration Rights Agreement with Keystone, pursuant to which it agreed to register the sales of its common stock pursuant to the Purchase Agreement under the Company’s existing shelf registration statement on Form S-3 or a new registration statement. On December 19, 2019, the Company sold 54,090 shares under the Purchase Agreement at a purchase price of $2.31 per share, for total proceeds of $0.1 million.

On April 12, 2018, the Company completed a public offering of 2,335,937 shares of the Company’s common stock, par value $0.001 per share, at an offering price of $16.00 per share resulting in net proceeds of approximately $34.6 million, after deducting offering expenses payable by the Company.

On June 7, 2018, the Company completed an underwritten offering of 2,455,882 shares of the Company’s common stock, par value $0.001 per share, at an offering price of $23.65 per share resulting in net proceeds of approximately $58.0 million, after deducting offering expenses payable by the Company.

Exchange of 100% of Outstanding Series F Preferred Stock Shares and Warrants

On September 20, 2017, the Company sold an aggregate of $17,750,000 worth of units of the Company’s securities (the “Units”) to accredited investors at a purchase price of $2,750 per Unit. Each Unit consisted of (i) one share of the Company’s newly authorized 6% Series F Convertible Preferred Stock, par value $0.001 per share (the “Series F Preferred Shares”), convertible into one hundred (100) shares of the Company’s common stock, and (ii) a two-year warrant to purchase up to 322,727 shares of the Company’s common stock, at an exercise price of $30.00 per share.

The Series F Preferred Shares were convertible into shares of the Company’s common stock based on a conversion calculation equal to the stated value of the Series F Preferred Shares, plus all accrued and unpaid dividends, if any, on such Series F Preferred Shares, as of such date of determination, divided by the conversion price. The stated value of each Series F Preferred Share was $2,750 and the initial conversion price was $27.50 per share, each subject to adjustment for stock splits, stock dividends, recapitalizations, combinations, subdivisions or other similar events.

The warrants issued in connection with the Series F Preferred Shares were determined to be liabilities pursuant to ASC 815. The warrant agreement provided for an adjustment to the number of common shares issuable under the warrant or adjustment to the exercise price, including but not limited to, if: (a) the Company issued shares of common stock as a dividend or distribution to holders of its common stock; (b) the Company subdivided or combined its common stock (i.e., stock split); or (c) the Company issues new securities for consideration less than the exercise price. Under ASC 815, warrants that provide for down-round exercise price protection are recognized as derivative liabilities.

F-21

The conversion feature within the Series F Preferred Shares was determined to not be clearly and closely related to the identified host instrument and, as such, was recognized as a derivative liability measured at fair value pursuant to ASC 815.

The initial fair value of the warrants and bifurcated embedded conversion feature, estimated to be approximately $4.3 million and $9.3 million, respectively, was deducted from the gross proceeds of the Unit offering to arrive at the initial discounted carrying value of the Series F Preferred Shares. The resulting discount to the aggregate stated value of the Series F Preferred Shares of approximately $13.6 million was recognized as accretion using the effective interest method similar to preferred stock dividends, over the two-year period prior to optional redemption by the holders.

On March 6, 2018, the Company entered into separate exchange agreements (the “Exchange Agreements”) with holders (each a “Holder”, and collectively the “Holders”) of 100% of the Company’s outstanding Series F Preferred Shares, and the Company’s warrants to purchase shares of the Company’s common stock issued in connection with the Series F Preferred Shares (such “Warrants” and Series F Preferred Shares collectively referred to as the “Exchange Securities”) to exchange the Exchange Securities and unpaid dividends on the Series F Preferred Shares for common stock (the “Exchange”).

The Exchange resulted in the following issuances: (A) all outstanding Series F Preferred Shares were converted into 972,070 shares of restricted common stock at an effective conversion price of $18.26 per share of common stock (the closing price of Common Stock on the NASDAQ Capital Market on February 26, 2018); (B) the right to receive 6% dividends underlying Series F Preferred Shares was terminated in exchange for 31,321 shares of restricted common stock; (C) 322,727 Warrants to purchase common stock were exchanged for 151,871 shares of restricted common stock; and (D) the Holders of the Warrants relinquished any and all other rights pursuant to the Warrants, including exercise price adjustments.

As part of the Exchange, the Holders also relinquished all other rights related to the issuance of the Exchange Securities, the respective governing agreements and certificates of designation, including any related dividends, adjustment of conversion and exercise price, and repayment option. The existing registration rights agreement with the holders of the Series F Preferred Shares was also terminated and the holders of the Series F Preferred Shares waived the obligation of the Company to register the common shares issuable upon conversion of Series F Preferred Shares or upon exercise of the warrants, and waived any damages, penalties and defaults related to the Company failing to file or have declared effective a registration statement covering those shares.

The exchange of all outstanding Series F Preferred Shares, and the holders’ right to receive 6% dividends, for common stock of the Company was recognized as follows:

Fair market value of 1,003,393 shares of common stock issued at $20.05 (Company’s closing stock price on March 5, 2018) in exchange for Series F Preferred Shares and accrued dividends	$20,117,990
Carrying value of Series F Preferred Shares at March 5, 2018, including dividends	(5,898,274)
Carrying value of bifurcated conversion option at March 5, 2018	(7,162,587)
Deemed dividend on Series F Preferred Shares exchange	$7,057,129

As the Warrants were classified as a liability, the exchange of the Warrants for common shares was recognized as a liability extinguishment. As of March 5, 2018, the fair market value of the 151,871 common shares issued in the Exchange was $3,045,034 and the fair value of the common stock warrant liability was $2,525,567 resulting in a loss on extinguishment of warrant liability of $519,467 during the year ended October 31, 2018.

F-22

The Company recognized accretion of the discount to the stated value of the Series F Preferred Shares of approximately $1,290,000 during the year ended October 31, 2018, as a reduction of additional paid-in capital and an increase in the carrying value of the Series F Preferred Shares. The accretion is presented in the Statement of Operations as a deemed dividend, increasing net loss to arrive at net loss attributable to common stockholders.

Preferred Stock Conversion and Elimination

On February 6, 2018, 15,756 shares of Series B Convertible Preferred Stock (“Series B Preferred Shares”) were converted into 262,606 shares of common stock.

On March 6, 2018, the Company received conversion notices (in accordance with original terms) from holders of 100% of the outstanding shares of Series A Convertible Preferred Stock (the “Series A Preferred Shares”), Series B Preferred Shares and Series E Convertible Preferred Stock (the “Series E Preferred Shares”) and issued an aggregate of 7,945,250 shares of common stock to such holders.

The shares of Series E Preferred Stock were held by Dr. Denver Lough, the Company’s former Chief Executive Officer. On March 6, 2018, the Company entered into a new registration rights agreement (the “Lough Registration Rights Agreement”) with Dr. Lough, pursuant to which the Company agreed to file a registration statement to register the resale of 7,050,000 shares of common stock issued upon conversion of the Series E Preferred Shares within six months, to cause such registration statement to be declared effective by the Securities and Exchange Commission as promptly as possible following its filing. On March 14, 2019, the Company’s registration obligation was waived, and the Lough Registration Rights Agreement amended to provide that Dr. Lough may demand registration by written request to the Company. Dr. Lough demanded registration of his 7,050,000 common shares in August 2019, and pursuant to that demand a registration statement on Form S-3 was filed with the Securities and Exchange Commission in October 2019 and declared effective November 1, 2019. The Company is obligated to keep the registration statement effective until the earlier of the date all the registered shares have been sold pursuant to the registration statement or the date one year from the date the registration statement is first effective.

On March 7, 2018, the Company filed a Certificate of Elimination with the Secretary of State of the State of Delaware terminating the Company’s Series A, Series B, Series C, Series D, Series E and Series F Preferred Stock. As a result, the Company has 25,000,000 shares of authorized and unissued preferred stock as of December 31, 2019 with no designation as to series.

Convertible preferred stock activity for the year ended October 31, 2018 consisted of the following:

	Shares Outstanding - October 31, 2017	Preferred Stock Conversions and Series F Exchange – During the Year Ended October 31, 2018	Common Stock Shares Issued – During the Year Ended October 31, 2018
Series A	3,146,671	(3,146,671)	713,036
Series B	47,689	(47,689)	794,820
Series C	2,578	(2,578)	59,950
Series D	26,667	(26,667)	44,445
Series E	7,050	(7,050)	7,050,000
Series F	6,455	(6,455)	972,070
Total	3,237,110	(3,237,110)	9,634,321

There was no convertible preferred stock outstanding as of December 31, 2019 and December 31, 2018.

F-23

13. STOCK-BASED COMPENSATION

2020, 2019 and 2017 Equity Incentive Plans

2020 Plan

On October 25, 2019, the Company’s Board of Directors (the “Board”) approved the Company’s 2020 Stock Option and Incentive Plan (the “2020 Plan”). The 2020 Plan became effective on December 19, 2019, the date approved by the stockholders. The 2020 Plan provides for the grant of incentive stock options, nonqualified stock options, restricted stock, restricted stock units, stock appreciation rights, unrestricted stock awards, dividend equivalent rights, and cash-based awards to the Company’s employees, officers, directors and consultants. The Compensation Committee of the Board will administer the 2020 Plan, including determining which eligible participants will receive awards, the number of shares of common stock subject to the awards and the terms and conditions of such awards. Up to 3,000,000 shares of common stock are issuable pursuant to awards under the 2020 Plan. No grants of awards may be made under the 2020 Plan after the later of December 19, 2029, or the tenth anniversary of the latest material amendment of the 2020 Plan and no grants of incentive stock options may be made after October 25, 2029. As of December 31, 2019, the Company had 3,000,000 shares available for future issuances under the 2020 Plan.

2019 Plan

On October 5, 2018, the Company’s Board approved the Company’s 2019 Equity Incentive Plan (the “2019 Plan”). The 2019 Plan provides for the grant of incentive stock options, nonqualified stock options, restricted stock, restricted stock units, stock appreciation rights and other types of stock-based awards to the Company’s employees, officers, directors and consultants. The Compensation Committee of the Board will administer the 2019 Plan, including determining which eligible participants will receive awards, the number of shares of common stock subject to the awards and the terms and conditions of such awards. Up to 3,000,000 shares of common stock are issuable pursuant to awards under the 2019 Plan. Unless earlier terminated by the Board, the 2019 Plan shall terminate at the close of business on October 5, 2028. As of December 31, 2019, the Company had approximately 273,649 shares available for future issuances under the 2019 Plan.

2017 Plan

On December 1, 2016, the Company’s Board approved the Company’s 2017 Equity Incentive Plan (the “2017 Plan”). The purpose of the 2017 Plan is to promote the success of the Company and to increase stockholder value by providing an additional means through the grant of awards to attract, motivate, retain and reward selected employees, consultants and other eligible persons. The 2017 Plan provides for the grant of incentive stock options, nonqualified stock options, restricted stock, restricted stock units, stock appreciation rights and other types of stock-based awards to the Company’s employees, officers, directors and consultants. The Compensation Committee of the Board will administer the 2017 Plan, including determining which eligible participants will receive awards, the number of shares of common stock subject to the awards and the terms and conditions of such awards. Up to 7,300,000 shares of common stock are issuable pursuant to awards under the 2017 Plan. Unless earlier terminated by the Board, the 2017 Plan shall terminate at the close of business on December 1, 2026. As of December 31, 2019, the Company had approximately 2,079,608 shares available for future issuances under the 2017 Plan.

A summary of the Company’s employee and non-employee stock option activity is presented below:

	Number of shares	Weighted- Average Exercise Price
Outstanding - December 31, 2018	6,499,885	$14.02
Granted	904,403	$12.75
Exercised (1)	(292,417)	$4.31
Forfeited	(2,581,883)	$8.19
Outstanding – December 31, 2019	4,529,988	$15.26
Options exercisable, December 31, 2019	3,198,887	$14.94

(1)	The number of exercised options includes shares withheld on behalf of employees to satisfy minimum statutory tax withholding requirements.

F-24

During the year ended December 31, 2019, the two months ended December 31, 2018 and the year ended October 31, 2018, the estimated weighted-average grant-date fair value of options granted was $9.14, $9.95, and $17.56 per share, respectively. The intrinsic value of options exercised for the year ended December 31, 2019, the two months ended December 31, 2018 and the year ended October 31, 2018 was $3.5 million, $1.6 million, and $2.1 million, respectively. During the year ended December 31, 2019, the two months ended December 31, 2018 and the year ended October 31, 2018, the estimated total grant-date fair value of options vested was $32.0 million, $5.2 million, and $20.0 million, respectively.

The aggregate intrinsic value of options outstanding and exercisable at December 31, 2019 was $0. The weighted average remaining contractual term of options outstanding and exercisable at December 31, 2019 was 8.1 years and 7.7 years, respectively.

Employee Stock Purchase Plan (ESPP)

In May 2018, the Company adopted the Employee Stock Purchase Plan (“ESPP”). The Company has initially reserved 500,000 shares of common stock for purchase under the ESPP. The initial offering period began January 1, 2019 and ended on June 30, 2019 with the first purchase date. Subsequent offering periods will automatically commence on each January 1 and July 1 and will have a duration of six months ending with a purchase date June 30 and December 31 of each year. On each purchase date, ESPP participants will purchase shares of common stock at a price per share equal to 85% of the lesser of (1) the fair market value per share of the common stock on the offering date or (2) the fair market value of the common stock on the purchase date.

Stock Options and ESPP Valuation

The fair value of each option grant and ESPP purchase right is estimated on the date of grant using the Black-Scholes option-pricing model with the following range of assumptions:

	For the Year Ended December 31,	For the Two Months Ended December 31,	For the Year Ended October 31,
	2019	2018	2018
Option grants
Risk free annual interest rate	1.4% - 2.7%	2.6% - 3.2%	2.0% - 3.2%
Expected volatility	80.8% - 97.5%	80.6% - 94.4%	80.9% - 96.5%
Expected term of options (years)	5.0 - 7.0	5.0 - 6.5	5.0-6.0
Assumed dividends	–	–	–
ESPP
Risk free annual interest rate	2.1% - 2.5%	–	–
Expected volatility	76.6% - 88.9%	–	–
Expected term of options (years)	0.5	–	–
Assumed dividends	–	–	–

Stock-Based Compensation Expense

Total stock-based compensation expense related to stock options, restricted stock awards, and ESPP was as follows (in thousands):

	For the Year Ended December 31,	For the Two Months Ended December 31,	For the Year Ended October 31,
	2019	2018	2018
General and administrative expense	$27,692	$7,505	$31,982
Research and development expense	2,643	919	6,322
Sales and marketing expense	1,067	522	517
Total stock-based compensation expense	$31,402	$8,946	$38,821
Stock-based compensation expense classified as a liability	$–	$38	$–
Stock-based compensation expense classified to equity (1)	$31,440	$8,908	$38,821

(1)	The year ended December 31, 2019 includes $38,000 reclassified from liability to equity.

F-25

As of December 31, 2019, there was approximately $3.5 million of unrecognized compensation cost related to stock option awards, which is expected to be recognized over a remaining weighted-average vesting period of 0.5 years.

Stock-based compensation related to the ESPP for the year ended December 31, 2019 was $49,000. A total of 36,177 shares of common stock were purchased at a weighted-average purchase price of $2.74 for total proceeds of $0.1 million pursuant to the ESPP during the year ended December 31, 2019.

Restricted Stock

A summary of the Company’s employee and non-employee restricted-stock activity is presented below:

Number of shares
Unvested - December 31, 2018	651,110
Granted	2,202,672
Vested (1)	(830,667)
Forfeited	(180,114)
Unvested – December 31, 2019	1,843,001

(1)	The number of vested restricted stock units includes shares that were withheld on behalf of employees to satisfy the minimum statutory tax withholding requirements.

The weighted-average grant-date fair value of restricted stock granted during the year ended December 31, 2019, two months ended December 31, 2018 and year ended October 31, 2018 was $4.74, $14.17, and $25.27 per share, respectively. The total fair value of restricted stock vested during the year ended December 31, 2019, two months ended December 31, 2018 and year ended October 31, 2018 was approximately $12.4 million, $2.1 million and $2.9 million, respectively.

As of December 31, 2019, there was approximately $5.7 million of unrecognized compensation cost related to unvested restricted stock awards, which is expected to be recognized over a remaining weighted-average vesting period of 1.1 years.

14. EMPLOYEE BENEFIT PLAN

The Company’s 401(k) Plan is a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the 401(k) Plan, participating employees (full-time employees with the Company for one year) may defer a portion of their pre-tax earnings, up to the IRS annual contribution limit ($19,000 for calendar year 2019). The Company contributes 3% of employee’s eligible earnings. The Company recorded contribution expense related to its 401(k) Plan of $0.3 million for the year ended December 31, 2019, $35,000 for the two months ended December 31, 2018, and $0.1 million for the year ended October 31, 2018.

F-26

15. INCOME TAXES

The Company calculates its provision for federal and state income taxes based on current tax law. The provision (benefit) for income taxes consisted of the following (in thousands):

	For the Year Ended December 31,	For the Two Months Ended December 31,	For the Year Ended October 31,
	2019	2018	2018
Current:
Federal	$–	$–	$(302)
State	–	–	–
Deferred:
Federal	(19,057)	(3,734)	(11,561)
State	(8,595)	(257)	(475)
Change in: valuation allowance	27,652	3,991	12,036
Total provision (benefit) for income taxes	$–	$–	$(302)

The difference between income taxes computed at the statutory federal rate and the provision for income taxes related to the following (in thousands, except percentages):

	For the Year Ended December 31,		For the Two Months Ended December 31,		For the Year Ended October 31
	2019		2018		2018
	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income
Tax (benefit) at federal statutory rate	$(19,423)	21%	$(3,867)	21%	$(22,325)	34%
State income taxes, net of federal income taxes	(8,595)	9%	(254)	1%	(475)	(1)%
Effect of warrant liability	–	–%	–	–%	(1,120)	2%
Effect of other permanent items	418	–%	5	–%	30	–%
Effect of stock compensation	129	–%	27	–%	–	–%
Change in valuation allowance	27,652	(30)%	3,991	(22)%	12,036	(18)%
Effect of State NOL tracking	–	–%	–	–%	–	–%
Reduction of NOL’s due to Section 382 limitations	–	–%	101	–%	11,552	(17)%
Other	(181)	–%	98	–%	–	–%
	$–	–%	$–	–%	$(302)	–%

The components of deferred income tax assets (liabilities) were as follows (in thousands):

	As of December 31,	As of December 31,
	2019	2018
Leases	$38	$–
Depreciation and amortization	(956)	(533)
Compensation expense not deductible until options are exercised	18,295	12,543
All other temporary differences	934	236
Net operating loss carry forward	32,113	10,526
Less valuation allowance	(50,424)	(22,772)
Deferred tax asset (liability)	$–	$–

Realization of deferred tax assets, including those related to net operating loss carryforwards, are dependent upon future earnings, if any, of which the timing and amount are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. Based upon the Company’s current operating results management cannot conclude that it is more likely than not that such assets will be realized.

F-27

Utilization of the net operating loss carryforwards may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code. The annual limitation may result in the expiration of net operating loss carryforwards before utilization. The federal net operating loss carryforwards available for income tax purposes at December 31, 2019 amounts to approximately $120.3 million. Of this amount, $38.5 million will expire between 2037 and 2038 and $81.8 million will have an indefinite life. The federal net operating losses with an indefinite life can only offset 80% of taxable income in any one tax year. Approximately $145.1 million for state income taxes will primarily expire between 2032 and 2033.

The Company files income tax returns in the U.S. and various states. As of December 31, 2019, the Company had no unrecognized tax benefits, which would impact its tax rate if recognized. As of December 31, 2019, the Company had no accrual for the potential payment of penalties or interest. As of December 31, 2019, the Company was not subject to any U.S. federal, and state tax examinations. The Company does not anticipate any significant changes in its unrecognized tax benefits over the next 12 months.

16. LOSS PER SHARE

The following outstanding potentially dilutive shares have been excluded from the calculation of diluted net loss per share for the periods presented due to their anti-dilutive effect:

	December 31,	December 31,	October 31
	2019	2018	2018
Stock options	4,529,988	6,499,885	6,080,505
Unvested restricted stock grants	1,843,001	651,110	673,960

17. COMMITMENTS AND CONTINGENCIES

Contingencies

On June 26, 2018, a class action complaint alleging violations of the Federal securities laws was filed in the United States District Court, District of Utah, by Jose Moreno against the Company and two directors of the Company, Case No. 2:18-cv-00510-JNP (the “Moreno Complaint”). On July 6, 2018, a similar complaint was filed in the same court against the same defendants by Yedid Lawi, Case No. 2:18-cv-00541-PMW (the “Lawi Complaint”). Both the Moreno Complaint and Lawi Complaint allege that the defendants made or were responsible for, disseminating information to the public through reports filed with the Securities and Exchange Commission and other channels that contained material misstatements or omissions in violation of Sections 10 and 20(a) of the Exchange Act and Rule 10b-5 adopted thereunder. Specifically, both complaints allege that the defendants misrepresented the status of one of the Company’s patent applications while touting the unique nature of the Company’s technology and its effectiveness. Plaintiffs are seeking damages suffered by them and the class consisting of the persons who acquired the publicly-traded securities of the Company between March 31, 2017, and June 22, 2018. Plaintiffs have filed motions to consolidate and for appointment as lead plaintiff. On November 28, 2018, the Court consolidated the Moreno and Lawi cases under the caption In re PolarityTE, Inc. Securities Litigation (the “Consolidated Securities Litigation”), and requested the appointment of the plaintiff in Lawi as the lead plaintiff. On January 16, 2019, the Court granted the motion of Yedid Lawi for appointment as lead plaintiff, and on February 1, 2019, the Court granted the lead plaintiff’s motion for approval of lead counsel and liaison counsel. The Court also ordered that the lead plaintiff file and serve a consolidated complaint no later than 60 days after February 1, 2019. The Lead Plaintiff filed a consolidated complaint on Aril 2, 2019, and asserted essentially the same violations of Federal securities laws recited in the original complaints. The Company filed a motion to dismiss the consolidated complaint on June 3, 2019. Plaintiffs’ opposition to the Company’s motion to dismiss was filed on August 2, 2019, and the Company filed a reply to the opposition on September 13, 2019. A hearing on the Company’s motion to dismiss was held on November 19, 2019; no order has been issued to date. At this early stage of the proceedings the Company is unable to make any prediction regarding the outcome of the litigation.

F-28

In November 2018, a shareholder derivative lawsuit was filed in the United States District Court, District of Utah, with the caption Monther v. Lough, et al., case no. 2:18-cv-00791-TC, alleging violations of the Exchange Act, breach of fiduciary duty, and unjust enrichment on the part of certain officers and directors based on the facts and circumstances recited in the Consolidated Securities Litigation. On November 26, 2018, the court issued an order staying all proceedings until after the disposition of motions to dismiss the Consolidated Securities Litigation.

Other Matters

In the ordinary course of business, the Company may become involved in lawsuits, claims, investigations, proceedings, and threats of litigation relating to intellectual property, commercial arrangements, employment, regulatory compliance, and other matters. Except as noted above, at December 31, 2019, the Company was not party to any legal or arbitration proceedings that may have significant effects on its financial position or results of operations. No governmental proceedings are pending or, to the Company’s knowledge, contemplated against the Company. The Company is not a party to any material proceedings in which any director, member of senior management or affiliate of the Company’s is either a party adverse to the Company or its subsidiaries or has a material interest adverse to the Company or its subsidiaries.

Commitments

The Company has entered into employment agreements with key executives that contain severance terms and change of control provisions.

18. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On August 21, 2019, the Company and Dr. Denver Lough, a principal shareholder and former officer and director, signed a settlement terms agreement that provides, in part, that the Company pay to Dr. Lough $1,500,000 in cash on October 1, 2019 and an additional $1,500,000 in cash in equal monthly installments beginning November 1, 2019 and ending April 1, 2021. In addition, the Company agreed to award to Dr. Lough 200,000 restricted stock units that vest in 18 equal monthly installments beginning October 1, 2019. For the year ended December 31, 2019 the Company recognized $2.9 million of severance expense related to the cash portion of the agreement. As of December 31, 2019, the Company has recorded a liability of $1.3 million related to future cash payments under the agreement. The fair value of the restricted stock units was $0.8 million and was fully expensed upon Dr. Lough’s termination.

In October 2018, the Company entered into an office lease covering approximately 7,250 square feet of rental space in the building located at 40 West 57th Street in New York City. The lease is for a term of three years. The annual lease rate is $60 per square foot. Initially the Company will occupy and pay for only 3,275 square feet of space, and the Company is not obligated under the lease to pay for the remaining 3,975 square feet covered by the lease unless we elect to occupy that additional space. The Company believes the terms of the lease are very favorable to us, and the Company obtained these favorable terms through the assistance of Peter A. Cohen, a director, which he provided so that the company he owns, Peter A. Cohen, LLC (“Cohen LLC”), could sublease a portion of the office space.

During 2019, the Company increased the space leased from 3,275 square feet to 6,232 square feet. The Company is using 1,648 square feet, and Cohen LLC is using approximately 4,584 square feet as of December 31, 2019. The monthly lease payment for 6,232 square feet is $31,160. Of this amount $22,920 is allocated pro rata to Cohen LLC based on square footage occupied. Additional lease charges for operating expenses and taxes are allocated under the sublease based on the ratio of rent paid by the Company and Cohen LLC to total rent. Once the space is fully occupied, the Company will reduce the overall annual lease rate for the Cohen LLC space to $58.60 per square foot. The Company recognized $0.3 million and $21,000 of sublease income related to this agreement for the year ended December 31, 2019 and two months ended December 31, 2018, respectively. The sublease income is included in other income, net in the statement of operations. As of December 31, 2019 and December 31, 2018, there were no amounts due from the related party under this agreement.

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In August 2018, David Seaburg was elected by the Board of Directors to serve as a director of the Company. Subsequently, the Company entered into a written consulting agreement with Mr. Seaburg, which terminated effective March 11, 2019 when he joined the Company as President of Corporate Development. Mr. Seaburg has since resigned from his Director position and is now serving as President of the Company.

19. SEGMENT REPORTING

The Company’s operations involve products and services which are managed separately. Accordingly, it operates in two segments: 1) regenerative medicine and 2) contract services.

During the year ended December 31, 2019, the Company’s CODM changed the reporting of segment net income and loss to allocate additional noncash expenses from the regenerative medicine segment to the contract services segment. For the two months ended December 31, 2018 and the year ended October 31, 2018, this resulted in reallocation of noncash expense of $0.1 million and $0.3 million, respectively. The change is reflected in the two months ended December 31, 2018 and the year ended October 31, 2018 net loss amounts presented below.

Certain information concerning the Company’s segments is presented in the following tables (in thousands):

	For the Year Ended December 31,	For the Two Months Ended December 31,	For the Year Ended October 31,
	2019	2018	2018
Net revenues:
Reportable segments:
Regenerative medicine	$2,353	$210	$689
Contract services	3,299	463	874
Total net revenues	$5,652	$673	$1,563

Net loss:
Reportable segments:
Regenerative medicine	$(91,259)	$(18,242)	$(64,887)
Contract services	(1,234)	(176)	(554)
Total net loss	$(92,493)	$(18,418)	$(65,441)

	December 31, 2019	December 31, 2018
Identifiable assets employed:
Reportable segments:
Regenerative medicine	$48,615	$74,795
Contract services	4,984	5,371
Total assets	$53,599	$80,166

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20. TRANSITION PERIOD COMPARATIVE FINANCIALS (UNAUDITED)

The Company changed its fiscal year end from October 31 to December 31 effective December 31, 2018. The unaudited consolidated results of operations for the year ended December 31, 2018 and the two month ended December 31, 2017 were as follows (in thousands):

	For the Year Ended December 31,	For the Two Months Ended December 31,
	2018	2017
	(Unaudited)
Net revenues
Products	$886	$13
Services	1,337	–
Total net revenues	2,223	13
Cost of sales
Products	693	1
Services	689	–
Total costs of sales	1,382	1
Gross profit	841	12
Operating costs and expenses
Research and development	17,904	4,930
General and administrative	52,912	7,979
Sales and marketing	5,090	–
Total operating costs and expenses	75,906	12,909
Operating loss	(75,065)	(12,897)

Other income (expense)
Interest income, net	457	18
Other income, net	32	–
Change in fair value of derivatives	1,850	1,964
Loss on extinguishment of warrant liability	(520)	–
Loss before income taxes	(73,246)	(10,915)
Benefit for income taxes	302	–
Net loss	(72,944)	(10,915)
Deemed dividend – accretion of discount on Series F preferred stock	(697)	(593)
Deemed dividend – exchange of Series F preferred stock	(7,057)	–
Cumulative dividends on Series F preferred stock	(191)	(182)
Net loss attributable to common stockholders	$(80,889)	$(11,690)

Net loss per share, basic and diluted:
Net loss	(4.36)	(1.68)
Deemed dividend – accretion of discount on Series F preferred stock	(0.04)	(0.09)
Deemed dividend – exchange of Series F preferred stock	(0.42)	–
Cumulative dividends on Series F preferred stock	(0.01)	(0.03)
Net loss per share attributable to common stockholders	$(4.83)	$(1.80)
Weighted average shares outstanding, basic and diluted	16,734,610	6,496,841

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Board of Directors and Executive Officers	Independent Public Accountants
Peter A. Cohen	EisnerAmper LLP
Chairman of the Board	Iselin, NJ

Jeff Dyer, PhD	Corporate Counsel
Director	King & Spalding LLP
University Professor - BYU	Palo Alto, CA

Willie C. Bogan	Transfer Agent
Director	Equity Stock Transfer
Corporate Director	New York, NY

Minnie Baylor-Henry

Information: Our corporate website is http://www.polarityte.com. We make available on this website, free of charge, access to our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statement on Schedule 14A and amendments to those materials filed or furnished pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934 as soon as reasonably practicable after we electronically submit such material to the Securities Exchange Commission. In addition, the Commission’s website is http://www.sec.gov. The Commission makes available on its website, free of charge, reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the Commission.

Upon written request we will furnish to our stockholders without charge a copy of our report on Form 10-K for the year ended December 31, 2019, as filed with the Securities and Exchange Commission. Requests should be directed to:

Corporate Secretary

PolarityTE, Inc.

1960 S 4250 W

Salt Lake City, UT 84104

Director Independent Consultant

Chris Nolet
Director
Corporate Director

Jessica X. Shen, MD Director Sr. VP, Head of Global Regulatory, Medical, Clinical & HEOR Affairs, Global Government Regulations & Standards - Royal Philips (a health technology company)

David Seaburg
Chief Executive Officer

Richard Hague
Chief Operating Officer & President

Jacob Patterson Interim Chief Financial Officer

Cameron Hoyler General Counsel, EVP Corporate Development & Strategy

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